SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     The interim financial statements and Management’s Discussion & Analysis included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form F-9 No. 333-14014 (Canadian Pacific Railway Company), and Form F-9 No. 333-114696 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: May 6, 2004		Signed:	R.V. Horte

	By:	Name: Title:	Robert V. Horte Corporate Secretary

Release: Immediate, April 27, 2004

CANADIAN PACIFIC RAILWAY CLOSES FIRST QUARTER WITH STRONG MOMENTUM

•	Operating income, excluding impact of foreign exchange, up 9%

•	Freight volumes up 11%, despite weather-related service disruptions

•	Strong finish provides momentum into second quarter

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) reported a decline in net income to $24 million in the three-month period ended March 31, 2004, from $102 million in the same period of 2003. On the same basis, diluted earnings per share (EPS) were $0.15, compared with $0.64. The railway said the $78-million decrease in net income was due to a net loss of $14 million in foreign exchange on long-term debt in the first quarter of 2004, compared with a net gain of $64 million in the same period a year earlier.

On an ongoing basis, CPR’s results improved operationally throughout the first quarter of 2004. Excluding foreign exchange gains and losses on long-term debt, net income of $38 million (non-GAAP) and EPS of $0.24 (non-GAAP) in first-quarter 2004 were slightly ahead of $37 million and $0.23 in first-quarter 2003. This was achieved despite disruptions caused by severe weather and a major avalanche in January.

Rob Ritchie, President and Chief Executive Officer, said: “The worst avalanche in eight years and severe weather early in the quarter hit us hard in our western corridors over a two-week period. With heavy freight volumes fully consuming available capacity, there was no opportunity to recover the lost volumes in the quarter. This took approximately $25 million out of operating income and cost us about $0.10 on EPS. However, we staged a comeback that saw our railway running more efficiently than ever, and exited the quarter with very strong business fundamentals. In March, compared with February, overall business (revenue ton-miles of freight) increased sharply by 17 per cent, and average train weight climbed 5 per cent. This momentum has carried into the second quarter.”

CPR’s operating income in the first quarter of 2004 was $116 million, compared with $118 million in the same period of 2003. Its operating ratio for the three-month period was 86.9 per cent, compared with 86.6 per cent. The Canadian dollar’s 16 per cent year-over-year gain against the U.S. dollar had a substantial negative impact on operating income in the first quarter of 2004, compared with first-quarter 2003.

Fluctuations in the value of the Canadian dollar affect CPR’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced because more revenues than expenses are generated in U.S. dollars. In the first quarter, revenues were reduced by approximately $59 million, operating expenses by approximately $46 million, and operating income by approximately $13 million. After-tax income, excluding foreign exchange on long-term debt, was reduced by $4 million, or $0.02 per fully diluted share.

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Total revenues in the first quarter of 2004 were $887 million, compared with $879 million in the same period a year earlier. Revenues in CPR’s bulk commodity sector increased $19 million, or 5 per cent over revenues in first-quarter 2003 as a result of strong demand from Pacific Rim countries for raw materials. Intermodal revenue increased $27 million, or 12 per cent, reflecting higher volumes at the ports of Vancouver and Montreal and a temporary market shift caused by a month-long strike at CN. In the merchandise sector, which includes forest and industrial products and automotive, revenues declined $27 million, or 10 per cent, largely due to the stronger Canadian dollar.

Operating expenses were $771 million in the first quarter of 2004, compared with $761 million in the same period of 2003. Compensation and benefits expense increased 8 per cent over first-quarter 2003. The increase was driven by hiring to handle the 11-per-cent volume growth, higher pension costs and inflation. These higher costs were partially offset by the beneficial impact of foreign exchange and cost containment measures, including job reductions as CPR continued to meet targets announced in June 2003. Depreciation and amortization expense increased 10 per cent, reflecting CPR’s investments in new assets and depreciation rate revisions. Although higher freight volumes and fuel prices drove up fuel expense, the increase was more than offset by improved fuel efficiency and foreign exchange rates. Materials, equipment rents and purchased services declined by 6 per cent.

Excluding foreign exchange gains and losses on long-term debt, CPR’s effective income tax rate rose to 34 per cent in first-quarter 2004, compared with 32 per cent in the same period of 2003. The increase was largely due to the government of Ontario’s repeal of previously announced future income tax rate reductions.

Outlook

“There has been a dramatic surge in demand across most of CPR’s lines of business and we are working with our customers to assess the sustainability of this new level of demand,” Mr. Ritchie said. “Our short-term response is to hire crews for trains, increase the number and productivity of freight cars and bring on 41 high-performance locomotives in the second quarter of 2004 and another 25 in the fourth quarter. We are continuing to drive improved efficiency into our intermodal trains through changes to our integrated operating plan. Despite these measures, we expect capacity in some areas of CPR’s network to remain tight in the medium term, particularly for bulk and intermodal traffic on our western corridors. In addition, current market conditions are favourable for CPR to deliver price increases.”

Should the currency environment remain unchanged, the year-over-year impact of foreign exchange on quarterly financial results is expected to ease beginning in the second quarter. Given revised 2004 assumptions of an average exchange rate of $1.33 per U.S. dollar (US$0.75) and a grain crop approaching normal production, CPR expects 2004 revenues to grow in the range of 4 per cent to 6 per cent over 2003. Assuming an average West Texas Intermediate oil price of US$33 per barrel and factoring in the impact of the previously reported change in tax rates in the province of Ontario, CPR is now targeting diluted EPS growth in 2004, excluding foreign exchange gains and losses on long-term debt, of 5 per cent to 10 per cent over restated and adjusted EPS of $2.07 in 2003.

RESTATEMENT OF COMPARATIVE FIGURES FOR 2003

Comparative figures for prior periods have been restated (see appendix) for retroactively applied accounting changes. The changes relate to the implementation of new accounting rules under

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Canadian Generally Accepted Accounting Principles (GAAP) for asset retirement obligations introduced in the first quarter of 2004 and for the expensing of stock options introduced in the fourth quarter of 2003. The combined impact of the changes is a decrease of $0.4 million in net income, or $0.01 in basic EPS previously reported for the first quarter of 2003. Notes 2, 6 and 9 to the financial statements further describe the impact of the accounting changes.

FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

In the first quarter of 2004, CPR had a foreign exchange loss on long-term debt of $13 million ($14 million after tax), compared with a gain of $71 million ($64 million after tax) in the same period of 2003.

PRESENTATION OF NON-GAAP EARNINGS

CPR presents non-GAAP operating earnings to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term and are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile, short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

It should be noted that CPR’s operating earnings, excluding foreign exchange gains and losses on long-term debt, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Note on Forward-Looking Statements

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

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STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)
Revenues
Freight	$853.7	$834.9
Other	32.9	43.9

	886.6	878.8
Operating expenses
Compensation and benefits	309.0	286.9
Fuel	99.7	105.6
Materials	53.8	50.3
Equipment rents	58.6	66.9
Depreciation and amortization	99.6	90.7
Purchased services and other	149.9	160.5

	770.6	760.9

Operating income	116.0	117.9

Other charges (Note 3)	4.6	4.5
Foreign exchange losses (gains) on long-term debt	13.3	(70.8)
Interest expense (Note 4)	54.0	58.3
Income tax expense	20.6	24.0

Net income	$23.5	$101.9

Basic earnings per share (Note 8)	$0.15	$0.64

Diluted earnings per share (Note 8)	$0.15	$0.64

See notes to interim consolidated financial statements.

4

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(audited)
Assets
Current assets
Cash and short-term investments	$260.8	$134.7
Accounts receivable	435.8	395.7
Materials and supplies	135.3	106.4
Future income taxes	87.2	87.4

	919.1	724.2

Investments	108.2	105.6
Net properties	8,302.3	8,219.6
Other assets and deferred charges	911.1	907.3

Total assets	$10,240.7	$9,956.7

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$946.3	$907.0
Income and other taxes payable	21.7	13.5
Dividends payable	20.2	20.2
Long-term debt maturing within one year (Note 7)	16.8	13.9

	1,005.0	954.6

Deferred liabilities	711.6	702.8
Long-term debt (Note 7)	3,555.2	3,348.9
Future income taxes	1,306.2	1,295.8

Shareholders’ equity
Share capital	1,118.5	1,118.1
Contributed surplus	296.0	294.6
Foreign currency translation adjustments	91.0	88.0
Retained income	2,157.2	2,153.9

	3,662.7	3,654.6

Total liabilities and shareholders’ equity	$10,240.7	$9,956.7

Commitments and contingencies (Note 10). See notes to interim consolidated financial statements.

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STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended March 31
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)
Operating activities
Net income	$23.5	$101.9
Add (deduct) items not affecting cash:
Depreciation and amortization	99.6	90.7
Future income taxes	16.0	21.3
Foreign exchange losses (gains) on long-term debt	13.3	(70.8)
Amortization of deferred charges	6.3	5.4

	158.7	148.5

Restructuring payments	(18.5)	(22.1)
Other operating activities, net	(22.4)	(27.7)
Change in non-cash working capital balances related to operations	(15.2)	(45.0)

Cash provided by operating activities	102.6	53.7

Investing activities
Additions to properties	(140.1)	(182.3)
Other investments	(1.5)	0.9
Net proceeds from disposal of transportation properties	2.8	1.3

Cash used in investing activities	(138.8)	(180.1)

Financing activities
Dividends paid	(20.2)	(20.2)
Issuance of shares	0.4	—
Issuance of long-term debt (Note 7)	193.7	371.0
Repayment of long-term debt	(11.6)	(3.6)

Cash provided by financing activities	162.3	347.2

Cash position
Increase in net cash	126.1	220.8
Net cash at beginning of period	134.7	284.9

Net cash at end of period	$260.8	$505.7

Net cash is defined as:
Cash and short-term investments	$260.8	$505.7

See notes to interim consolidated financial statements.

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STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the three months
	ended March 31
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)
Balance, January 1, as previously reported	$2,174.8	$1,856.9
Adjustment for change in accounting policy (Note 2)	(20.9)	(23.5)

Balance, January 1, as restated	2,153.9	1,833.4
Net income for the period	23.5	101.9
Dividends	(20.2)	(20.2)

Balance, March 31	$2,157.2	$1,915.1

See notes to interim consolidated financial statements.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2003 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Hedging transactions
Effective January 1, 2004, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13 (“AcG 13”) “Hedging Relationships.” AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee (“EIC”)-128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.” These instruments will be recorded on the Consolidated Balance Sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of CDN$105 million, at December 31, 2003, no longer qualified for hedge accounting for Canadian Generally Accepted Accounting Principles (“GAAP”) purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in “Other Assets and Deferred Charges” in the Consolidated Balance Sheet, and is being recognized in income currently, and in the future, over the term of the originally designated hedged item.

Beginning January 1, 2004, derivative instruments that don’t qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. The earnings impact of these non-hedging derivative instruments was a $4.6-million pre-tax gain and has been reported as “Gain on non-hedging derivative instruments” in “Other Charges” (see Note 3).

Asset retirement obligations
Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110, “Asset Retirement Obligations,” to replace the current guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment.” The new standard requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations.

The result of this restatement was to reduce retained earnings on January 1, 2003, by $23.5 million and future income tax liability by $8.1 million and increase properties by $3.4 million, deferred liabilities by $29.7 million, and foreign currency translation adjustment by $5.3 million. There was no effect on net income or earnings per share in the first quarter of 2003.

8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

2	New accounting policies (continued)

Stock-based compensation
In the fourth quarter of 2003, CPR adopted the fair value-based approach of the CICA’s Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments.” The Company adopted the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003. For the three months ended March 31, 2003, “Compensation and Benefits” expense was increased by $0.4 million. The adoption caused a $0.01 reduction in basic earnings per share in the first quarter of 2003.

3	Other charges

	For the three months
	ended March 31
(in millions)	2004	2003

Amortization of discount on accruals recorded at present value	$4.9	$5.3
Other exchange losses (gains)	2.5	(2.3)
Charges on sale of accounts receivable	0.9	1.0
Gain on non-hedging derivative instruments	(4.6)	–
Other	0.9	0.5

Total other charges	$4.6	$4.5

4	Interest expense

	For the three months
	ended March 31
(in millions)	2004	2003

Interest expense	$55.2	$59.6
Interest income	(1.2)	(1.3)

Total interest expense	$54.0	$58.3

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

5	Restructuring and environmental remediation

At March 31, 2004, the provision for restructuring and environmental remediation was $449.5 million (December 31, 2003 – $462.2 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended March 31, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization	Exchange	Mar. 31
	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for termination plans	$358.2	–	(16.7)	4.4	0.9	$346.8
Other non-labour liabilities for exit plans	9.2	–	(0.3)	–	–	8.9

Total restructuring liability	367.4	–	(17.0)	4.4	0.9	355.7

Environmental remediation program	94.8	–	(1.5)	–	0.5	93.8

Total restructuring and environmental remediation liability	$462.2	–	(18.5)	4.4	1.4	$449.5

Three months ended March 31, 2003

	Opening					Closing
	balance				Foreign	balance
(in millions)	Jan. 1			Amortization	exchange	Mar. 31
	2003	Accrued	Payments	of discount	impact	2003

Total restructuring and environmental remediation liability	$441.8	–	(22.1)	3.4	(8.0)	$415.1

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

6	Asset retirement obligations

The Company recorded two liabilities related to asset retirement obligations (“ARO”) totalling $31.6 million as at January 1, 2004. The liabilities were discounted at 6.25%.

The accretion expense related to these AROs in the first quarter is $0.5 million, increasing the ARO liability to $32.1 million. This accretion expense is included in “Depreciation and Amortization” on the Statement of Consolidated Income.

Upon the ultimate retirement of grain-dependent branch lines the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability is $60.7 million, which, when present valued, is $31.2 million as at March 31, 2004. The payments are expected to be made in 2004 – 2054.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

6	Asset retirement obligations (continued)

The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The current estimate of the obligation is $13.3 million, which, when present valued, is $0.9 million as at March 31, 2004. For purposes of estimating this liability, the payment related to the retirement of the joint facility is estimated to be in 40 years.

7	Issuance of long-term debt

During the quarter, CPR issued 5.41% Senior Secured Notes, maturing 2024, for US$145.0 million to finance the purchase of locomotives. The Notes are secured by specific locomotive units. Equal blended semi-annual payments of principal and interest of US$5.3 million are due on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.

8	Earnings per share

At March 31, 2004, the number of shares outstanding was 158.7 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
	2004	2003
		Restated –
(in millions)		Note 2

Weighted average shares outstanding	158.7	158.5
Dilutive effect of stock options	0.6	0.5

Weighted average diluted shares outstanding	159.3	159.0

(in dollars)

Basic earnings per share	$0.15	$0.64
Diluted earnings per share	$0.15	$0.64

11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

9	Stock-based compensation

In 2004, under CPR’s stock option plans, the Company issued 1,741,400 options to purchase Common Shares at the weighted average price of $32.50 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 555,700 SARs were issued at the weighted average exercise price of $32.50.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plan as of March 31:

	2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,226,674	$28.20	4,873,791	$26.61
New options granted	1,741,400	32.50	1,586,980	31.45
Exercised	(33,127)	14.01	(1,100)	10.49
Forfeited/cancelled	(16,175)	29.04	(8,174)	25.90
Expired	–	–	–	–

Outstanding, March 31	7,918,772	$29.21	6,451,497	$27.80

Options exercisable at March 31	1,332,880	$23.84	825,052	$16.32

In the fourth quarter of 2003, CPR prospectively adopted the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Beginning in 2003, compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months
		ended March 31
		2004	2003
			Restated –
			see Note 2

Net income (in millions)	As reported	$23.5	$101.9
	Pro forma	$22.9	$101.6

(in dollars)
Basic earnings per share	As reported	$0.15	$0.64
	Pro forma	$0.14	$0.64

Diluted earnings per share	As reported	$0.15	$0.64
	Pro forma	$0.14	$0.64

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(unaudited)

9	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date is $9.5 million for options issued in the first quarter of 2004 (first quarter of 2003 – $9.1 million). The weighted average fair value assumptions were approximately:

	For the three months
	ended March 31
	2004	2003

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.15%	4.15%
Expected stock price volatility	28%	30%
Expected annual dividends per share	$0.50	$0.50
Weighted average fair value of options granted during the year	$8.04	$8.58

10	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2004, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

The Company is investigating environmental contamination at an owned property in the United States that had been leased to third parties. The costs of remediation at this site cannot be reasonably estimated at this time but could be material. The Company believes that the environmental condition was substantially caused by the former lessees and not by the Company. The Company has filed a claim against the former lessees seeking to recover all or substantially all of the costs of remediation.

Capital commitments
At March 31, 2004, CPR had multi-year capital commitments of $499.0 million, mainly for locomotive overhaul agreements, in the form of signed contracts or letters of intent. Payments for these commitments are due in 2004 through 2018.

Operating lease commitments
At March 31, 2004, minimum payments under operating leases were estimated at $423.3 million in aggregate, with annual payments in each of the next 5 years of: remainder of 2004 – $84.6 million; 2005 – $97.7 million; 2006 – $70.4 million; 2007 – $50.6 million; 2008 – $31.1 million.

Guarantees The Company has residual value guarantees on operating lease commitments of $81.4 million at March 31, 2004.

The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2004, these accruals amounted to $10.0 million.

11	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2004.

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Summary of Rail Data

	First Quarter
	2004	2003 (1)	Variance	%

Financial (millions, except per share data)
Revenues
Freight	$853.7	$834.9	$18.8	2.3
Other	32.9	43.9	(11.0)	(25.1)

	886.6	878.8	7.8	0.9

Operating expenses
Compensation and benefits	309.0	286.9	22.1	7.7
Fuel	99.7	105.6	(5.9)	(5.6)
Materials	53.8	50.3	3.5	7.0
Equipment rents	58.6	66.9	(8.3)	(12.4)
Depreciation and amortization	99.6	90.7	8.9	9.8
Purchased services and other	149.9	160.5	(10.6)	(6.6)

	770.6	760.9	9.7	1.3

Operating income	116.0	117.9	(1.9)	(1.6)
Other charges	4.6	4.5	0.1	2.2
Interest expense	54.0	58.3	(4.3)	(7.4)
Income tax expense before foreign exchange gains (losses) on long-term debt (2)	19.6	17.8	1.8	10.1

Income before foreign exchange gains (losses) on long-term debt (2)	37.8	37.3	0.5	1.3

Foreign exchange gains (losses) on long-term debt (FX on LTD)
FX on LTD	(13.3)	70.8	(84.1)	–
Income tax on FX on LTD	(1.0)	(6.2)	5.2	–

FX on LTD (net of tax)	(14.3)	64.6	(78.9)	–

Net income	$23.5	$101.9	($78.4)	(76.9)

Earnings per share (EPS)
Basic earnings per share	$0.15	$0.64	($0.49)	(76.6)
Diluted earnings per share	$0.15	$0.64	($0.49)	(76.6)

EPS before FX on LTD
Basic earnings per share	$0.24	$0.23	$0.01	4.3
Diluted earnings per share	$0.24	$0.23	$0.01	4.3
Weighted average number of shares outstanding (millions)	158.7	158.5	0.2	0.1
Operating ratio (2) (3) (%)	86.9	86.6	0.3	–
ROCE before FX on LTD (after tax) (2) (3) (%)	7.1	8.3	(1.2)	–
Net debt to net debt plus equity (%)	47.5	46.5	1.0	–

EBIT before FX on LTD (2) (3) (millions)	$111.4	$113.4	($2.0)	(1.8)
EBITDA before FX on LTD (2) (3) (millions)	$211.0	$204.1	$6.9	3.4

(1)	The 2003 financial data has been restated for Stock Option Accounting and Asset Retirement Obligations (ARO) accounting changes.
(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

14

Summary of Rail Data (Page 2)

	First Quarter
	2004	2003	Variance	%

Commodity Data

Freight Revenues (millions)
- Grain	$135.0	$129.0	$6.0	4.7
- Coal	115.3	103.7	11.6	11.2
- Sulphur and fertilizers	111.2	110.1	1.1	1.0
- Forest products	73.4	86.5	(13.1)	(15.1)
- Industrial products	101.6	103.2	(1.6)	(1.6)
- Automotive	71.3	83.4	(12.1)	(14.5)
- Intermodal	245.9	219.0	26.9	12.3

Total Freight Revenues	$853.7	$834.9	$18.8	2.3

Millions of Revenue Ton-Miles (RTM)
- Grain	5,562	4,857	705	14.5
- Coal	5,732	4,972	760	15.3
- Sulphur and fertilizers	4,951	4,701	250	5.3
- Forest products	2,495	2,747	(252)	(9.2)
- Industrial products	3,467	3,258	209	6.4
- Automotive	552	688	(136)	(19.8)
- Intermodal	6,713	5,580	1,133	20.3

Total RTMs	29,472	26,803	2,669	10.0

Freight Revenue per RTM (cents)
- Grain	2.43	2.66	(0.23)	(8.6)
- Coal	2.01	2.09	(0.08)	(3.8)
- Sulphur and fertilizers	2.25	2.34	(0.09)	(3.8)
- Forest products	2.94	3.15	(0.21)	(6.7)
- Industrial products	2.93	3.17	(0.24)	(7.6)
- Automotive	12.92	12.12	0.80	6.6
- Intermodal	3.66	3.92	(0.26)	(6.6)
Freight Revenue per RTM	2.90	3.11	(0.21)	(6.8)

Carloads (thousands)
- Grain	71.8	64.9	6.9	10.6
- Coal	95.7	82.1	13.6	16.6
- Sulphur and fertilizers	50.6	48.0	2.6	5.4
- Forest products	39.5	42.6	(3.1)	(7.3)
- Industrial products	70.5	66.5	4.0	6.0
- Automotive	43.3	45.8	(2.5)	(5.5)
- Intermodal	285.3	243.3	42.0	17.3

Total Carloads	656.7	593.2	63.5	10.7

Freight Revenue per Carload
- Grain	$1,880	$1,988	($108)	(5.4)
- Coal	1,205	1,263	(58)	(4.6)
- Sulphur and fertilizers	2,198	2,294	(96)	(4.2)
- Forest products	1,858	2,031	(173)	(8.5)
- Industrial products	1,441	1,552	(111)	(7.2)
- Automotive	1,647	1,821	(174)	(9.6)
- Intermodal	862	900	(38)	(4.2)
Freight Revenue per Carload	$1,300	$1,407	($107)	(7.6)

15

Summary of Rail Data (Page 3)

	First Quarter
	2004	2003 (1)	Variance	%

Operations and Productivity

Freight gross ton-miles (GTM) (millions)	55,379	51,714	3,665	7.1

Revenue ton-miles (RTM) (millions)	29,472	26,803	2,669	10.0

Train-miles (thousands)	9,844	9,800	44	0.4

Freight revenue per RTM (cents)	2.90	3.11	(0.21)	(6.8)

Total operating expenses per RTM (cents)	2.61	2.84	(0.23)	(8.1)

Total operating expenses per GTM (cents)	1.39	1.47	(0.08)	(5.4)

Total operating expenses per train-mile (dollars)	78.28	77.64	0.64	0.8

Number of active employees at end of period	15,467	15,598	(131)	(0.8)

Average number of active employees	15,267	15,359	(92)	(0.6)

Miles of road operated at end of period (2)	13,848	13,898	(50)	(0.4)

GTMs per average active employee (000)	3,627	3,367	260	7.7

GTMs per mile of road operated (2) (000)	3,999	3,721	278	7.5

GTMs per active locomotive per day (000)	641	628	13	2.1

Average train weights (tons)	5,626	5,277	349	6.6

Average train length (feet)	4,054	3,907	147	3.8

Average train speed (mph)	23.4	25.6	(2.2)	(8.6)

On-line car-miles per car-day (3)	144	137	7	5.1

U.S. gallons of fuel per 1,000 GTMs	1.30	1.34	(0.04)	(3.0)

Average fuel price excluding provincial fuel taxes

(U.S. dollar per U.S. gallon)	0.96	0.89	0.07	7.9

Diesel fuel consumed – freight & yard

(million U.S. gallons)	72.0	69.5	2.5	3.6

FRA personal injuries per 200,000 employee-hours	3.2	3.2	–	–

FRA train accidents per million train-miles	2.2	1.8	0.4	22.2

(1)	The 2003 financial data has been restated for Stock Option Accounting and Asset Retirement Obligations (ARO) accounting changes.
(2)	Excludes track on which CPR has haulage rights.
(3)	The 2003 measure has been restated to conform with presentation adopted in 2004.

16

Statement of Consolidated Income
Restated for Asset Retirement Obligations (ARO)
(in millions, except per share data)

				2002

	1999	2000	2001	Q1	Q2	Q3	Q4	Year

Revenues
Freight	$3,323.6	$3,460.1	$3,496.7	$839.8	$873.0	$871.9	$887.2	$3,471.9
Other	172.8	195.0	201.9	35.6	49.5	45.4	63.2	193.7

	3,496.4	3,655.1	3,698.6	875.4	922.5	917.3	950.4	3,665.6

Operating expenses (1)
Compensation and benefits	1,182.0	1,157.0	1,133.0	290.4	280.7	288.5	283.7	1,143.3
Fuel	279.4	409.8	403.5	83.6	90.7	85.3	98.7	358.3
Materials	201.1	215.3	182.5	48.8	41.3	41.5	37.1	168.7
Equipment rents	271.1	267.0	275.0	64.5	70.0	58.3	62.6	255.4
Depreciation and amortization	287.2	298.9	326.4	85.8	82.5	86.6	85.3	340.2
Purchased services and other	525.9	472.4	550.1	126.3	141.5	139.0	148.8	555.6

	2,746.7	2,820.4	2,870.5	699.4	706.7	699.2	716.2	2,821.5

Operating income before other specified items	749.7	834.7	828.1	176.0	215.8	218.1	234.2	844.1
Other charges (income)	21.8	21.0	26.4	12.7	(5.2)	6.7	7.6	21.8
Interest expense	136.6	167.0	209.6	64.3	61.8	58.6	57.5	242.2
Income tax expense before foreign exchange gains (losses) on long-term debt and other specified items (2)	229.6	242.4	223.3	31.1	50.3	48.1	51.7	181.2

Income before foreign exchange gains (losses) on long-term debt and other specified items (2)	361.7	404.3	368.8	67.9	108.9	104.7	117.4	398.9

Foreign exchange gains (losses) on long-term debt (FX on LTD)
FX on LTD	39.6	(32.1)	(58.2)	(3.7)	57.9	(46.9)	6.1	13.4
Income tax on FX on LTD	(2.1)	(7.1)	10.0	0.2	(0.3)	3.9	(0.5)	3.3

FX on LTD (net of tax)	37.5	(39.2)	(48.2)	(3.5)	57.6	(43.0)	5.6	16.7

Other specified items
Special charges for labour restructuring and asset impairment	—	—	—	—	—	—	—	—
Loss on transfer of assets to outsourcing firm	—	—	—	—	—	—	—	—
Spin-off related and incentive compensation charges	—	—	(24.5)	—	—	—	—	—
Bridge financing fee related to spin-off	—	—	(17.2)	—	—	—	—	—
Restructuring, environmental and Y2K charges	(500.6)	—	—	—	—	—	—	—
Income tax on other specified items	199.1	—	18.1	—	—	—	—	—

Other specified items (net of tax)	(301.5)	—	(23.6)	—	—	—	—	—
Revaluation of future income taxes	—	—	—	—	—	—	—	—
Provincial tax rate reductions and impact of amalgamation of the St. Lawrence & Hudson Railway Company	—	—	64.0	—	—	—	—	—
Ontario tax rate change effect on future income tax liability	—	—	—	—	—	—	—	—
Reduction of future tax liability due to decreased Canadian
Federal income tax rates	—	131.7	—	—	—	—	—	—
Income tax settlement related to prior years	—	—	—	72.0	—	—	—	72.0

Net income	$97.7	$496.8	$361.0	$136.4	$166.5	$61.7	$123.0	$487.6

Earnings per share (EPS)
Basic earnings per share	$0.62	$3.14	$2.28	$0.86	$1.05	$0.39	$0.78	$3.08
Diluted earnings per share	$0.62	$3.13	$2.27	$0.86	$1.04	$0.39	$0.77	$3.06

EPS before FX on LTD and other specified items
Basic earnings per share	$2.29	$2.55	$2.33	$0.43	$0.69	$0.66	$0.74	$2.52
Diluted earnings per share	$2.28	$2.55	$2.32	$0.43	$0.68	$0.66	$0.74	$2.50
Weighted average number of shares outstanding (millions)	158.3	158.3	158.3	158.4	158.4	158.5	158.5	158.5
Operating ratio before other specified items (2) (3) (%)	78.6	77.2	77.6	79.9	76.6	76.2	75.4	77.0
ROCE before FX on LTD & other spec items (after tax) (2) (3)(%)	8.9	9.4	8.5	8.6	9.0	9.1	9.0	9.0
Net debt to net debt plus equity (%)	41.2	39.1	51.8	51.5	49.0	49.7	47.4	47.4
EBIT before FX on LTD & other specified items (2) (3) (millions)	$727.9	$813.7	$801.7	$163.3	$221.0	$211.4	$226.6	$822.3
EBITDA before FX on LTD & other specified items (2) (3) (millions)	$1,015.1	$1,112.6	$1,128.1	$249.1	$303.5	$298.0	$311.9	$1,162.5

(1)	Before other specified items.
(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

17

Statement of Consolidated Income
Restated for Asset Retirement Obligations (ARO)
(in millions, except per share data)

	2003					2004

	Q1	Q2	Q3	Q4	Year	Q1

Revenues
Freight	$834.9	$874.8	$866.0	$903.6	$3,479.3	$853.7
Other	43.9	39.3	38.3	59.9	181.4	32.9

	878.8	914.1	904.3	963.5	3,660.7	886.6

Operating expenses (1)
Compensation and benefits	286.9	281.6	289.5	305.9	1,163.9	309.0
Fuel	105.6	105.4	84.5	98.1	393.6	99.7
Materials	50.3	47.7	39.9	41.3	179.2	53.8
Equipment rents	66.9	63.2	53.8	54.7	238.6	58.6
Depreciation and amortization	90.7	90.9	93.8	96.9	372.3	99.6
Purchased services and other	160.5	139.4	139.2	144.5	583.6	149.9

	760.9	728.2	700.7	741.4	2,931.2	770.6

Operating income before other specified items	117.9	185.9	203.6	222.1	729.5	116.0
Other charges (income)	4.5	8.2	7.4	13.4	33.5	4.6
Interest expense	58.3	53.9	56.2	50.3	218.7	54.0
Income tax expense before foreign exchange gains (losses) on long-term debt and other specified items (2)	17.8	39.9	44.9	44.7	147.3	19.6

Income before foreign exchange gains (losses) on long-term debt and other specified items (2)	37.3	83.9	95.1	113.7	330.0	37.8

Foreign exchange gains (losses) on long-term debt (FX on LTD)
FX on LTD	70.8	98.3	(3.9)	44.3	209.5	(13.3)
Income tax on FX on LTD	(6.2)	(6.7)	0.1	27.7	14.9	(1.0)

FX on LTD (net of tax)	64.6	91.6	(3.8)	72.0	224.4	(14.3)

Other specified items
Special charges for labour restructuring and asset impairment	—	(215.1)	—	—	(215.1)	—
Loss on transfer of assets to outsourcing firm	—	—	—	(28.9)	(28.9)	—
Spin-off related and incentive compensation changes	—	—	—	—	—	—
Bridge financing fee related to spin-off	—	—	—	—	—	—
Restructuring, environmental and Y2K changes	—	—	—	—	—	—
Income tax on other specified items	—	73.7	—	10.5	84.2	—

Other specified items (net of tax)	—	(141.4)	—	(18.4)	(159.8)	—
Revaluation of future income taxes	—	—	—	59.3	59.3	—
Provincial tax rate reductions and impact of amalgamation of the St. Lawrence & Hudson Railway Company	—	—	—	—	—	—
Ontario tax rate change effect on future income tax liability	—	—	—	(52.7)	(52.7)	—
Reduction of future tax liability due to decreased Canadian
Federal income tax rates	—	—	—	—	—	—
Income tax settlement related to prior years	—	—	—	—	—	—

Net income	$101.9	$34.1	$91.3	$173.9	$401.2	$23.5

Earnings per share (EPS)
Basic earnings per share	$0.64	$0.22	$0.57	$1.10	$2.53	$0.15
Diluted earnings per share	$0.64	$0.22	$0.57	$1.09	$2.52	$0.15

EPS before FX on LTD and other specified items
Basic earnings per share	$0.23	$0.53	$0.60	$0.72	$2.08	$0.24
Diluted earnings per share	$0.23	$0.53	$0.60	$0.71	$2.07	$0.24
Weighted average number of shares outstanding (millions)	158.5	158.5	158.6	158.6	158.5	158.7
Operating ratio before other specified items (2) (3) (%)	86.6	79.7	77.5	76.9	80.1	86.9
ROCE before FX on LTD & other spec items (after tax) (2) (3) (%)	8.3	7.8	7.4	7.2	7.2	7.1
Net debt to net debt plus equity (%)	46.5	46.9	46.7	46.9	46.9	47.5
EBIT before FX on LTD & other specified items (2) (3) (millions)	$113.4	$177.7	$196.2	$208.7	$696.0	$111.4
EBITDA before FX on LTD & other specified items (2) (3) (millions)	$204.1	$268.6	$290.0	$305.6	$1,068.3	$211.0

(1)	Before other specified items.
(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

18

Consolidated Balance Sheet
Restated for Asset Retirement Obligations (ARO)
(in millions)

				2002

	1999	2000	2001	Q1	Q2	Q3	Q4

Assets
Current assets
Cash and short-term investments	$54.7	$120.3	$556.9	$502.1	$320.6	$127.9	$284.9
Accounts receivable	503.8	495.3	464.1	523.0	457.8	515.7	443.0
Materials and supplies	176.1	131.0	102.3	121.7	125.2	122.3	108.9
Future income taxes	58.8	82.8	92.2	91.3	91.7	92.2	72.5

	793.4	829.4	1,215.5	1,238.1	995.3	858.1	909.3
Investments	139.3	105.2	94.9	93.8	91.4	92.9	92.2
Net properties	7,107.9	7,413.0	7,949.9	7,921.4	7,887.8	8,067.7	8,152.8
Other assets and deferred charges	240.3	334.3	415.2	478.7	503.1	510.4	510.0

Total assets	$8,280.9	$8,681.9	$9.675.5	$9,732.0	$9,477.6	$9,529.1	$9,664.3

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$14.7	$—	$—	$—	$204.7	$20.0	$—
Accounts payable and accrued liabilities	1,118.0	1,001.5	1,004.6	993.0	930.9	976.5	984.2
Income and other taxes payable	111.0	158.1	103.4	31.2	27.4	19.7	92.6
Dividends payable on Common Shares	—	—	20.2	20.2	20.2	20.2	20.2
Long-term debt maturing within one year	0.9	3.1	38.2	453.2	414.7	403.1	400.8

	1,244.6	1,162.7	1,166.4	1,497.6	1,597.9	1,439.5	1,497.8
Deferred liabilities	932.0	845.0	772.5	770.5	735.8	725.0	684.1
Long-term debt	1,646.0	2,276.3	3,709.0	3,314.5	2,805.5	2,935.9	2,922.1
Advances from former affiliates	529.3	50.0	—	—	—	—	—
Future income taxes	882.6	911.6	1,064.8	1,072.1	1,113.0	1,163.3	1,192.0

Shareholders’ equity
Common Shares	1,812.5	1,812.5	1,114.1	1,114.5	1,115.4	1,116.0	1,116.1
Contributed surplus	297.9	299.4	291.1	291.1	291.1	291.1	291.1
Foreign currency translation adjustments	71.5	88.6	130.9	128.8	129.8	127.7	127.7
Retained income	864.5	1,235.8	1,426.7	1,542.9	1,689.1	1,730.6	1,833.4

	3,046.4	3,436.3	2,962.8	3,077.3	3,225.4	3,265.4	3,368.3

Total liabilities and shareholders’ equity	$8,280.9	$8,681.9	$9,675.5	$9,732.0	$9,477.6	$9,529.1	$9,664.3

19

Consolidated Balance Sheet
Restated for Asset Retirement Obligations (ARO)
(in millions)

	2003				2004

	Q1	Q2	Q3	Q4	Q1

Assets
Current assets
Cash and short-term investments	$505.7	$49.8	$360.0	$134.7	$260.8
Accounts receivable	446.7	401.4	446.9	395.7	435.8
Materials and supplies	121.4	121.6	108.4	106.4	135.3
Future income taxes	66.5	72.8	89.1	87.4	87.2

	1,140.3	645.6	1,004.4	724.2	919.1

Investments	92.4	100.3	100.0	105.6	108.2
Net properties	8,103.9	8,148.3	8,264.1	8,219.6	8,302.3
Other assets and deferred charges	530.2	531.2	562.1	907.3	911.1

Total assets	$9,866.8	$9,425.4	$9,930.6	$9,956.7	$10,240.7

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$6.7	$—	$—	$—
Accounts payable and accrued liabilities	935.3	910.2	948.3	907.0	946.3
Income and other taxes payable	49.2	15.9	20.0	13.5	21.7
Dividends payable on Common Shares	20.2	20.2	20.2	20.2	20.2
Long-term debt maturing within one year	374.2	10.1	10.2	13.9	16.8

	1,378.9	963.1	998.7	954.6	1,005.0

Deferred liabilities	672.4	697.9	685.4	702.8	711.6
Long-term debt	3,125.5	3,095.6	3,447.1	3,348.9	3,555.2
Advances from former affiliates	—	—	—	—	—
Future income taxes	1,241.5	1,207.1	1,265.0	1,295.8	1,306.2

Shareholders’ equity
Common shares	1,116.1	1,116.3	1,116.8	1,118.1	1,118.5
Contributed surplus	291.5	292.7	293.6	294.6	296.0
Foreign currency translation adjustments	125.8	123.7	123.8	88.0	91.0
Retained income	1,915.1	1,929.0	2,000.2	2,153.9	2,157.2

	3,448.5	3,461.7	3,534.4	3,654.6	3,662.7

Total liabilities and shareholders’ equity	$9,866.8	$9,425.4	$9,930.6	$9,956.7	$10,240.7

20

Statement of Consolidated Cash Flows
Restated for Asset Retirement Obligations (ARO)
(in millions)

				2002

	1999	2000	2001	Q1	Q2	Q3	Q4	Year

Operating activities
Net income	$97.7	$496.8	$361.0	$136.4	$166.5	$61.7	$123.0	$487.6
Add (deduct) items not affecting cash:
Depreciation and amortization	287.2	298.9	326.4	85.8	82.5	86.6	85.3	340.2
Future income taxes	16.6	106.6	129.4	(43.5)	48.3	41.7	48.5	95.0
Restructuring and impairment charge	472.2	—	—	—	—	—	—	—
Foreign exchange losses (gains) on long-term debt	(39.6)	32.1	58.2	3.7	(57.9)	46.9	(6.1)	(13.4)
Amortization of deferred charges	18.9	26.2	26.7	5.5	3.1	5.3	5.4	19.3
Other	(9.4)	(1.3)	(5.5)	(5.5)	(1.7)	—	6.4	(0.8)

	843.6	959.3	896.2	182.4	240.8	242.2	262.5	927.9

Restructuring payments	(140.3)	(163.1)	(132.4)	(26.4)	(27.2)	(26.1)	(39.6)	(119.3)
Other operating activities, net	(6.4)	(129.7)	(28.2)	(25.2)	(42.7)	6.7	16.2	(45.0)
Change in non-cash working capital related to operations	(41.9)	(6.2)	2.0	(100.6)	(2.8)	(23.3)	126.7	—

Cash provided by (used in) operating activities	655.0	660.3	737.6	30.2	168.1	199.5	365.8	763.6

Investing activities
Additions to properties	(1,109.8)	(586.1)	(566.4)	(60.2)	(143.8)	(183.6)	(170.9)	(558.5)
Other investments	26.3	11.3	3.8	0.9	—	0.1	3.0	4.0
Track dismantling (costs) net of proceeds from disposal of transportation properties	25.8	54.2	(6.1)	(1.3)	6.0	(0.8)	(0.5)	3.4

Cash (used in) provided by investing activities	(1,057.7)	(520.6)	(568.7)	(60.6)	(137.8)	(184.3)	(168.4)	(551.1)

Financing activities
Dividends paid on Common Shares	—	—	—	(20.2)	(20.2)	(20.2)	(20.2)	(80.8)
Dividends paid to CPL	(150.0)	(180.5)	(150.0)	—	—	—	—	—
Return of capital to CPL	—	—	(700.0)	—	—	—	—	—
Issuance of Common Shares	—	—	1.6	0.4	0.9	0.6	0.1	2.0
Net increase in short-term borrowing	—	—	—	—	206.3	(186.3)	(20.0)	—
Issuance of long-term debt	235.0	599.8	2,395.6	—	—	—	—	—
Repayment of long-term debt	(20.1)	(0.9)	(1,221.2)	(4.6)	(398.8)	(2.0)	(0.3)	(405.7)
Equity contribution to former affiliate	14.2	1.5	(8.3)	—	—	—	—	—
Advances to former affiliates	314.1	(479.3)	(50.0)	—	—	—	—	—

Cash provided by (used in) financing activities	393.2	(59.4)	267.7	(24.4)	(211.8)	(207.9)	(40.4)	(484.5)

Cash position
(Decrease) increase in cash	(9.5)	80.3	436.6	(54.8)	(181.5)	(192.7)	157.0	(272.0)
Net cash at beginning of period	49.5	40.0	120.3	556.9	502.1	320.6	127.9	556.9

Net cash at end of period	$40.0	$120.3	$556.9	$502.1	$320.6	$127.9	$284.9	$284.9

Net cash is defined as:
Cash and short-term investments	$40.0	$120.3	$556.9	$502.1	$320.6	$127.9	$284.9	$284.9

21

Statement of Consolidated Cash Flows
Restated for Asset Retirement Obligations (ARO)
(in millions)

	2003					2004

	Q1	Q2	Q3	Q4	Year	Q1

Operating activities
Net income	$101.9	$34.1	$91.3	$173.9	$401.2	$23.5
Add (deduct) items not affecting cash:
Depreciation and amortization	90.7	90.9	93.8	96.9	372.3	99.6
Future income taxes	21.3	(28.3)	42.0	(3.2)	31.8	16.0
Restructuring and impairment charge	—	215.1	—	—	215.1	—
Foreign exchange losses (gains) on long-term debt	(70.8)	(98.3)	3.9	(44.3)	(209.5)	13.3
Amortization of deferred charges	5.4	5.3	5.0	4.6	20.3	6.3
Other	—	—	—	—	—	—

	148.5	218.8	236.0	227.9	831.2	158.7

Restructuring payments	(22.1)	(24.1)	(25.0)	(35.8)	(107.0)	(18.5)
Other operating activities, net	(27.7)	(20.9)	1.7	(318.1)	(365.0)	(22.4)
Change in non-cash working capital related to operations	(45.0)	(73.3)	(7.9)	72.6	(53.6)	(15.2)

Cash provided by (used in) operating activities	53.7	100.5	204.8	(53.4)	305.6	102.6

Investing activities
Additions to properties	(182.3)	(168.2)	(184.7)	(151.4)	(686.6)	(140.1)
Decreases in payables resulting from additions to property	—	—	—	—	—	—
Other investments	0.9	(7.1)	(7.4)	(8.3)	(21.9)	(1.5)
Track dismantling (costs) net of proceeds from disposal of transportation properties	1.3	(0.3)	3.0	4.3	8.3	2.8

Cash (used in) provided by investing activities	(180.1)	(175.6)	(189.1)	(155.4)	(700.2)	(138.8)

Financing activities
Dividends paid on Common Shares	(20.2)	(20.2)	(20.2)	(20.2)	(80.8)	(20.2)
Dividends paid to CPL	—	—	—	—	—	—
Return of Capital to CPL	—	—	—	—	—	—
Issuance of Common Shares	—	0.2	0.5	1.3	2.0	0.4
Net increase in short-term borrowing	—	7.2	(7.2)	—	—	—
Issuance of long-term debt	371.0	—	324.8	4.0	699.8	193.7
Repayment of long-term debt	(3.6)	(368.0)	(3.4)	(1.6)	(376.6)	(11.6)
Equity contribution to former affiliate	—	—	—	—	—	—
Advances to former affiliates	—	—	—	—	—	—

Cash provided by (used in) financing activities	347.2	(380.8)	294.5	(16.5)	244.4	162.3

Cash position
Increase (decrease) in cash	220.8	(455.9)	310.2	(225.3)	(150.2)	126.1
Net cash at beginning of period	284.9	505.7	49.8	360.0	284.9	134.7

Net cash at end of period	$505.7	$49.8	$360.0	$134.7	$134.7	$260.8

Net cash is defined as:
Cash and short-term investments	$505.7	$49.8	$360.0	$134.7	$134.7	$260.8

22

2	Business Profile and Strategy
3	Operating Results
3	Non-GAAP Earnings
5	Volumes
6	Revenues
8	Performance Indicators
10	Operating Expenses
11	Other Income Statement Items
12	Quarterly Financial Data
12	Changes in Accounting Policy
14	Liquidity and Capital Resources
15	Balance Sheet
16	Financial Instruments
17	Off-Balance Sheet Arrangements
18	Contractual Commitments
18	Foreign Exchange
19	Future Trends, Commitments and Risks
24	Critical Accounting Estimates
27	Systems, Procedures and Controls
27	Forward-Looking Information

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the three months ended March 31, 2004. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

April 26, 2004

Business Profile and Strategy

•	Business Profile

Canadian Pacific Railway Limited and its subsidiaries (collectively “CPR” or “the Company”) operate a transcontinental railway in Canada and the United States. The Company provides rail and intermodal transportation services over a network of approximately 14,000 miles, serving the principal business centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Agreements and alliances with other carriers extend CPR’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CPR transports bulk commodities, merchandise freight, and intermodal traffic. Bulk commodities include grain, coal, sulphur and potash. Merchandise freight consists of finished vehicles and automotive parts, and forest and industrial products. Intermodal traffic consists largely of high-value, time-sensitive consumer products transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can move by train and truck.

•	Strategy

CPR’s goals are to become the preferred business partner for rail-based transportation services in North America and to be at the forefront of the railway industry in operating profitability and return on capital employed. Its principal strategies to accomplish these goals include maximizing the strengths of its North American railway franchise by operating a low-cost scheduled railway, developing new products and services in cooperation with customers and partners, and extending the reach of the franchise through marketing and operating partnerships and alliances with other railways and transport companies in North America. CPR’s overall marketing and sales activities within each of its lines of business are focused on targeted growth, product efficiency and maximizing value from existing assets.

•	Additional Information

CPR files its Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

Operating Results

CPR’s net income for the three months ended March 31, 2004, was $23.5 million, down $78.4 million from $101.9 million in 2003. The decrease was mainly the result of a $14.3-million foreign exchange loss on long-term debt (“LTD”), after tax, in the first quarter of 2004, compared with a $64.6-million foreign exchange gain on LTD, after tax, in the same period of 2003. The foreign exchange gain and loss on LTD arose as a result of the Canadian dollar strengthening and weakening, as applicable, relative to the U.S. dollar (“FX”). FX on LTD is discussed further under the sub-heading “Foreign Exchange Gains (Losses) on Long-Term Debt”.

Operating income in the first quarter of 2004 was $116.0 million, down $1.9 million from $117.9 million in first-quarter 2003. The decline in the first three months of 2004 was due mainly to costs and lost revenues associated with a major avalanche and severe weather, as well as the net effect of FX on U.S. dollar-denominated revenues and expenses. Operating income was positively affected by higher freight volumes in the first quarter of 2004.

Diluted earnings per share (“EPS”) in the first quarter of 2004 were $0.15, decreasing $0.49 from $0.64 in the first quarter in 2003. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below their market price are exercised and the proceeds are used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding increases by this number of common shares.

Fluctuations in the value of the Canadian dollar affect CPR’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced, as more revenues than expenses are generated in U.S. dollars. The effect of FX on the Company’s financial statements is discussed further under the heading “Foreign Exchange”.

The Canadian dollar appreciated against the U.S. dollar approximately 16% year-over-year in the first quarter of 2004, with the average foreign exchange rate for converting Canadian dollars to U.S. dollars increasing to $.7583 in first-quarter 2004 from $.6550 for the same period in 2003. This reduced revenues in the first quarter of 2004 by approximately $59 million and operating expenses by approximately $46 million. The Canadian dollar’s gain reduced operating income in first-quarter 2004 by approximately $13 million and after-tax income before FX on LTD by approximately $4 million.

The Company’s operating ratio was 86.9% in the first quarter of 2004 and 86.6% in first-quarter 2003. The operating ratio is calculated by dividing total operating expenses by total revenues. The operating ratio demonstrates the percentage of revenues used to operate the railway. A lower percentage indicates higher efficiency and, therefore, higher profitability.

Non-GAAP Earnings

CPR also presents non-GAAP operating earnings to provide a basis for evaluating underlying earnings trends that can be compared with results in the prior periods. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items that are not among CPR’s normal ongoing revenues and operating expenses. A reconciliation of income, before FX on LTD, to net income as presented in the financial statements is detailed in the first table on page 4.

It should be noted that CPR’s operating results, before FX on LTD, as described in this MD&A, have no standardized meanings prescribed by Canadian generally accepted accounting principles (“GAAP”) and, therefore, are unlikely to be comparable to similar measures presented by other companies. In recent disclosure documents, CPR has referred to certain items excluded from non-GAAP earnings measures as “non-recurring items”. However, in this MD&A and accompanying documents, items (other than FX on LTD) excluded from non-GAAP earnings measures have been identified as “other specified items” in compliance with Revised Canadian Securities Administrators (“CSA”) Staff Notice 52-306, as it is not possible to conclude with certainty that an item or items similar to one or more of those so designated is not likely to occur within the next two years.

•	Non-GAAP Results

Income, before FX on LTD, was $37.8 million in the first quarter of 2004, up $0.5 million from $37.3 million for the same three months in 2003. The Company moved higher freight volumes in the first quarter of 2004, compared with the same period of 2003. However, additional income generated by this growth was more than offset by the negative effect of FX on U.S. dollar-denominated revenues and expenses, costs and lost revenues associated with the avalanche, and by an increase in volume-related expenses and labour costs due to inflation, training and benefits.

Summarized statement of consolidated income	For the three months
(reconciliation of non-GAAP earnings to GAAP earnings)	ended March 31
(in millions)	2004	2003 (2)
Revenues	$886.6	$878.8
Operating expenses	770.6	760.9
Operating income	116.0	117.9
Other charges	4.6	4.5
Interest expense	54.0	58.3
Income tax expense, before income tax on FX on LTD (1)	19.6	17.8
Income, before FX on LTD (1)	37.8	37.3
Foreign exchange gains (losses) on long-term debt
FX on LTD – gains (losses)	(13.3)	70.8
Income tax on FX on LTD	(1.0)	(6.2)
FX on LTD (net of tax)	(14.3)	64.6
Net income	$23.5	$101.9

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.
(2)	Certain prior period figures have been restated to conform with presentation adopted in 2004.

Diluted EPS, before FX on LTD, were $0.24 in the first quarter of 2004, an increase of $.01 from $0.23 in the same period in 2003. Diluted EPS, before FX on LTD, are calculated by dividing income, before FX on LTD, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 3.

Non-GAAP performance indicators	For the three months
(reconciliation of non-GAAP EPS to GAAP EPS)	ended March 31
	2004	2003 (2)
Basic and Diluted EPS, as determined by GAAP	$0.15	$0.64
Basic and Diluted EPS, related to FX on LTD	0.09	(0.41)
Basic and Diluted EPS, before FX on LTD (1)	$0.24	$0.23

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.
(2)	Certain prior period figures have been restated to conform with presentation adopted in 2004.

•	Foreign Exchange Gains (Losses) on Long-Term Debt

These gains or losses are excluded to eliminate the impact of volatile short-term exchange rate fluctuations, which can only be realized when net U.S. dollar-denominated long-term debt matures or is settled.

Foreign exchange losses on long-term debt were $13.3 million, before tax, in the first three months of 2004, compared with foreign exchange gains on long-term debt of $70.8 million, before tax, in the same period of 2003. The change was due to the effect of FX, net of hedging, on U.S. dollar-denominated long-term debt.

•	Other Specified Items

Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. There were no other specified items in the first quarter of 2004 and 2003.

Volumes

Higher freight volumes result in increases in revenues and certain variable expenses such as fuel, equipment rents and crew costs. An 11% increase in carloads and 10% increase in revenue ton-miles (“RTM”) in the first quarter of 2004 were largely responsible for a 9% increase in freight revenues, excluding the effect of FX, and an increase in related variable expenses, compared with the same period in 2003.

Volumes	For the three months
	ended March 31
	2004	2003
Carloads (in thousands)
Grain	71.8	64.9
Coal	95.7	82.1
Sulphur and fertilizers	50.6	48.0
Forest products	39.5	42.6
Industrial products	70.5	66.5
Automotive	43.3	45.8
Intermodal	285.3	243.3
Total carloads	656.7	593.2
Revenue ton-miles (in millions)
Grain	5,562	4,857
Coal	5,732	4,972
Sulphur and fertilizers	4,951	4,701
Forest products	2,495	2,747
Industrial products	3,467	3,258
Automotive	552	688
Intermodal	6,713	5,580
Total revenue ton-miles	29,472	26,803

RTMs were 29,472 million in the first quarter of 2004, up 2,669 million, or 10%, from 26,803 million in the same period of 2003. RTMs are defined as the movement of a revenue-producing ton of freight one mile.

CPR handled 656.7 thousand carloads in the first quarter of 2004, increasing 63.5 thousand carloads, or 11%, from 593.2 thousand in the same period of 2003. Carloads are comprised of revenue-generating shipments of containers, trailers and loaded freight cars.

Revenues

The Company’s revenues are derived primarily from the transportation of freight. Other revenues are generated mainly from leasing of CPR track and other assets, container storage and terminal services fees, switching fees, land sales and income from business partnerships.

Total revenues, which consist of freight and other revenues, were $886.6 million in the first three months of 2004, increasing $7.8 million from $878.8 million in the same period of 2003. Strong volume growth was achieved in the first quarter of 2004, compared to first-quarter 2003. However, corresponding growth in revenues was significantly offset by the negative impact of approximately $59 million in FX on U.S. dollar-denominated revenues.

Revenues	For the three months
(in millions)	ended March 31
	2004	2003
Grain	$135.0	$129.0
Coal	115.3	103.7
Sulphur and fertilizers	111.2	110.1
Forest products	73.4	86.5
Industrial products	101.6	103.2
Automotive	71.3	83.4
Intermodal	245.9	219.0
Total freight revenues	$853.7	$834.9
Other revenues	32.9	43.9
Total revenues	$886.6	$878.8

Freight Revenues

Freight revenues, which are earned from transportation of bulk, merchandise and intermodal goods, were $853.7 million in the first quarter of 2004, an increase of $18.8 million from $834.9 million for the same period of 2003. Volume growth in the first three months of 2004, compared to the same quarter in 2003, helped to offset the approximately $58-million negative effect of FX. Revenues increased in the intermodal, coal and sulphur and fertilizers businesses. Grain revenues also improved as crop shipments began to recover from the drought-induced decline experienced throughout 2002 and the first half of 2003. However, an avalanche on the busiest portion of CPR’s mainline caused a disruption that negatively affected volumes and freight revenues in the first quarter of 2004.

•	Grain

Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax and oats, are primarily transported to Canadian and U.S. markets for domestic consumption and to Canadian ports for export. U.S. grain products mainly include durum, spring wheat, corn, soybeans and barley shipped from the midwestern U.S. to other points in the Midwest, the Pacific Northwest and the northeastern U.S. Grain revenues in the first three months of 2004 were $135.0 million, up $6.0 million (up $17 million, excluding the effect of FX) from $129.0 million in the same period in 2003. Canadian grain shipments benefited in the first three months of 2004 from a larger crop production and strong world demand, compared to the same period of 2003. This growth was partially offset by penalties paid for delays in grain shipments.

•	Coal

CPR’s Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia to the ports of Vancouver and Thunder Bay, and the U.S. Midwest. CPR transports U.S. coal, primarily thermal coal and petroleum coke, mainly within the U.S. Midwest. In the first quarter of 2004, coal revenues were $115.3 million, increasing $11.6 million (up $15 million, excluding the effect of FX) from $103.7 million in the same period of 2003. Revenues increased due to strong world demand for metallurgical coal and an increase in volumes, enabled by a larger coal fleet.

•	Sulphur and Fertilizers

Sulphur and fertilizers include chemical fertilizers, potash and sulphur that are shipped mainly from western Canada to the ports of Vancouver and Portland, Oregon, as well as other Canadian and U.S. destinations. Revenues were $111.2 million in the first quarter of 2004, rising $1.1 million (up $8 million, excluding the effect of FX) from $110.1 million in first-quarter 2003. Higher sulphur and potash revenues were due to stronger domestic and export demand, partially offset by reduced shipments of chemical fertilizers.

•	Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues were $73.4 million in first-quarter 2004, decreasing by $13.1 million (down $5 million, excluding the effect of FX) from $86.5 million in the first quarter of 2003. Revenues were lower due to the effect of FX and weather-related issues affecting certain CPR customers’ ability to prepare their products for transport.

•	Industrial Products

Industrial products include chemicals, plastics, aggregates, steel, mine and energy-related products shipped throughout North America. In the first three months of 2004, industrial products revenues were $101.6 million, down $1.6 million (up $8 million, excluding the effect of FX) from $103.2 million in the same period of 2003. The decrease in revenues was due mainly to the effect of FX, partially offset by increased demand for aggregates, steel and plastics.

•	Automotive

Automotive business consists of the transportation of domestic and import vehicles, automotive parts and agricultural equipment from North American assembly plants and the Port of Vancouver to destinations in the Canadian and U.S. marketplaces. In the first quarter of 2004, automotive revenues were $71.3 million, down $12.1 million (down $5 million, excluding the effect of FX) from $83.4 million in first-quarter 2003. Revenues were lower due to the effect of FX and a decline in consumer demand for certain models.

•	Intermodal

Intermodal business consists of domestic and international (import-export) traffic. CPR’s domestic segment handles primarily retail goods between eastern and western Canada. The international segment handles mainly containers of consumer goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and U.S. destinations. Intermodal revenues were $245.9 million in first-quarter 2004, increasing $26.9 million (up $38 million, excluding the effect of FX) from $219.0 million in first-quarter 2003. CPR’s international business grew mainly due to increased volumes at the Port of Vancouver. Growth in the domestic intermodal market was due to increased demand in the food and retail businesses.

•	Other Revenues

Other revenues are derived mainly from leasing of CPR track and other assets, switching fees, container storage and terminal services fees, land sales and income from business partnerships. Other revenues in the first three months of 2004 were $32.9 million, a decrease of $11.0 million (down $10 million, excluding the effect of FX) from $43.9 million for the same period in 2003. The decline was due to lower land sale and container storage revenues, and reduced income from business partnerships, partially offset by higher terminal services revenues.

Performance Indicators

Performance indicators	For the three months
	ended March 31
	2004	2003
Productivity indicators
Gross ton-miles (“GTM”) of freight (millions)	55,379	51,714
Train-miles (thousands)	9,844	9,800
Average train weights (tons)	5,626	5,277

Efficiency and other indicators
U.S. gallons of fuel per 1,000 GTMs	1.30	1.34
Average number of active employees	15,267	15,359
Miles of road operated at end of period	13,848	13,898
Freight revenue per RTM (cents)	2.90	3.11

Safety indicators
FRA personal injuries per 200,000 employee-hours	3.2	3.2
FRA train accidents per million train-miles	2.2	1.8

Productivity Indicators

Productivity indicators reflect the Company’s operational activity.

•	GTMs of freight measure the movement of total train weight over a distance of one mile. The total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives.

•	Train-miles is a measure reflecting the distance traveled by the lead locomotive on each train operating over CPR’s track. An increase in GTMs without a corresponding increase in train miles indicates higher efficiency.

•	Average train weight is the result of dividing GTMs by train miles. It represents the average total weight of all CPR trains operating over CPR’s track.

Fluctuations in these indicators normally drive corresponding fluctuations in certain variable costs such as fuel and crew costs.

Efficiency and Other Indicators

•	U.S. gallons of fuel per 1,000 GTMs is the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This metric is calculated by dividing the total amount of fuel issued to CPR locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently the Company is using fuel.

•	Miles of road operated is the total length of all rail lines over which CPR operates, excluding track on which it has haulage rights. An increase in GTMs without a corresponding increase in miles of road operated indicates higher utilization of assets.

•	Average number of active employees is the average number of actively employed workers for the quarter. The number of actively employed workers includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with CPR but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing this total by three. CPR’s average number of active employees decreased in the first quarter of 2004 as hiring to handle business growth was more than offset by reductions made under restructuring initiatives.

•	Freight revenue per RTM is the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in a year. This indicator decreased in the first quarter of 2004, compared to 2003, due mainly to the effect of FX and changes in the mix of commodities moved, partially offset by an increase in rates.

Safety Indicators

Safety is a key priority for CPR’s management and its Board of Directors. CPR uses two key safety indicators:

•	Federal Railroad Administration (“FRA”) personal injuries per 200,000 employee-hours is the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

•	FRA train accidents per million train-miles is calculated as the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric are those that meet the FRA reporting threshold of US$6,700.

A decrease in the above measures reflects an improvement in safety.

Operating Expenses

Operating expenses were $770.6 million in first-quarter 2004, increasing $9.7 million from $760.9 million in the first quarter of 2003. In the first three months of 2004, FX had a favourable impact of approximately $46 million on operating expenses, which was more than offset by inflation, higher depreciation and compensation and benefits costs, and higher costs associated with larger freight volumes and the avalanche.

Operating expenses	For the three months ended March 31
(in $ millions)	2004		2003 (1)
	Expense	% of revenue	Expense	% of revenue
Compensation and benefits	$309.0	34.9	$286.9	32.7
Fuel	99.7	11.2	105.6	12.0
Materials	53.8	6.1	50.3	5.7
Equipment rents	58.6	6.6	66.9	7.6
Depreciation and amortization	99.6	11.2	90.7	10.3
Purchased services and other	149.9	16.9	160.5	18.3
Total	$770.6	86.9	$760.9	86.6
(1)	Certain prior period figures have been restated to conform with presentation adopted in 2004.

•	Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries and fringe benefits. In the first quarter of 2004, this expense was $309.0 million, increasing $22.1 million (up $35 million, excluding the effect of FX) from $286.9 million in the same quarter of 2003. Expenses increased as a result of higher costs associated with inflation, pension expense, training costs for new train crew employees, increased incentive compensation costs, selective hiring to handle larger freight volumes and favourable expense adjustments during the first quarter of 2003, partially offset by restructuring initiatives and the positive impact of FX.

•	Fuel

Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes. In the first three months of 2004, fuel expense was $99.7 million, decreasing $5.9 million (up $5 million, excluding the effect of FX) from $105.6 million in the same period of 2003. Fuel expense was lower due to the positive effect of FX and inventory adjustments, partially offset by higher fuel prices, a lower hedge position and greater consumption associated with increased freight volumes.

•	Materials

Materials expense includes the cost of materials used for track, locomotive, freight car and building maintenance. This expense was $53.8 million in first-quarter 2004, increasing $3.5 million (up $5 million, excluding the effect of FX) from $50.3 million in first-quarter 2003. The increase was due to increased materials required for repairs and favourable inventory adjustments in 2003, partially offset by the positive effect of FX and an adjustment to prior billings from one of CPR’s suppliers in 2004.

•	Equipment Rents

Equipment rents expense includes the cost to lease freight cars and locomotives from other railways and companies. In the first quarter of 2004, equipment rents expense was $58.6 million, a decrease of $8.3 million (down $1 million, excluding the effect of FX) from $66.9 million for the same period of 2003. The decrease resulted primarily from the positive impact of FX and the capitalization of rents associated with a variable-interest entity, which was consolidated beginning in the second quarter of 2003. This was partially offset by higher expenses that resulted from the leasing of freight cars and locomotives to handle higher traffic volumes.

•	Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. This expense was $99.6 million in first-quarter 2004, increasing $8.9 million (increased $11 million, excluding the effect of FX) from $90.7 million in the first quarter of 2003. The increase was due largely to additions to CPR’s capital assets and increased depreciation rates on certain assets, in particular rail. The increase was partially mitigated by the effect of FX and depreciation for assets transferred in the fourth quarter of 2003 to IBM Canada Ltd. (“IBM”) under an outsourcing agreement.

•	Purchased Services and Other

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental, property and other taxes, contractor and consulting fees, and insurance. This expense was $149.9 million in first-quarter 2004, decreasing $10.6 million (relatively unchanged, excluding the effect of FX) from $160.5 million for the same period in 2003. Expenses decreased mainly due to the effect of FX and lower costs associated with derailments, offset by payments to IBM under the outsourcing agreement initiated in the first quarter of 2004 and clean-up costs associated with the avalanche.

Other Income Statement Items

•	Other Charges

Other charges consist of amortization of the discounted portion of long-term accruals, gains and losses due to the effect of FX on working capital, various costs associated with financing, gains and losses associated with the changes in the fair value of non-hedging derivative instruments and other miscellaneous income. Other charges were relatively unchanged at $4.6 million in first-quarter 2004 compared to $4.5 million for the same period of 2003. Other charges for the first quarter of 2004 were negatively affected by an FX loss on working capital accounts, compared with an FX gain in first-quarter 2003. However, this negative impact was largely offset by changes in the fair value of derivative instruments that were not eligible for hedge accounting and the amortization of the discount of certain long-term accruals (immaterial amounts) that are now included in operating expenses.

•	Interest Expense

Interest expense includes interest on long-term debt and capital leases, and interest income. Interest expense was $54.0 million in the first quarter of 2004, a decrease of $4.3 million (up $2 million, excluding the effect of FX) from $58.3 million for the same period of 2003. The decrease was due to lower interest cost associated with the replacement of higher-cost debt with lower-cost debt and the positive impact of FX and interest rate swaps. The decrease was partially offset by interest on new debt issued in the second half of 2003 and the 5.41% US$145-million notes issued in March 2004.

•	Income Taxes

The effective income tax rate for the first quarter of 2004 was 46.6%, compared with 19.1% for the same period of 2003. The normalized rates (income tax rate based on income adjusted for FX on LTD) for the first three months of 2004 and 2003 were 34.1% and 32.3%, respectively. The normalized rate for 2004 fiscal year is expected to be 32% to 34%. The increase over the normalized rate in 2003 is due to an increase in tax rates by the Province of Ontario.

Quarterly Financial Data

(in millions, except per share data)	For the quarter ended
(unaudited)	2004	2003 (1)				2002 (1)
	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30
Total revenue	$886.6	$963.5	$904.3	$914.1	$878.8	$950.4	$917.3	$922.5
Operating income (loss)	$116.0	$193.2	$203.6	$(29.2)	$117.9	$234.2	$218.1	$215.8
Net income	$23.5	$173.9	$91.3	$34.1	$101.9	$123.0	$61.7	$166.5
Basic earnings per share	$0.15	$1.10	$0.57	$0.22	$0.64	$0.78	$0.39	$1.05
Diluted earnings per share	$0.15	$1.09	$0.57	$0.22	$0.64	$0.77	$0.39	$1.04
This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.
(1)	Certain prior period figures have been restated to conform with presentation adopted in 2004.

•	Quarterly Trends

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. Revenues are typically strongest in the fourth quarter primarily as a result of the movement of grain after the harvest, fall fertilizer programs and the transportation of consumer goods. First-quarter revenues can be lower due mainly to winter weather conditions, closure of the Great Lakes ports and reduced transportation of consumer goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter.

Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs as a result of winter weather.

A special charge for restructuring and asset impairment recorded in the second quarter of 2003 and a loss on transfer of assets in the fourth quarter of 2003 affected operating and net income for that year.

Net income is influenced by seasonal fluctuations, including weather-related costs, as well as FX on LTD, the special charge and the loss on transfer of assets.

Changes in Accounting Policy

•	Hedging Transactions

Effective January 1, 2004, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13 (“AcG 13”) “Hedging Relationships”. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the

Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee Abstract 128 (“EIC-128”) “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”. These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of $105 million, at December 31, 2003, no longer qualified for hedge accounting for Canadian GAAP purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in “Other Assets and Deferred Charges” in the Consolidated Balance Sheet, and is being recognized in income currently, and in the future, over the term of the originally designated hedged item.

Beginning January 1, 2004, derivative instruments that do not qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. In the first quarter of 2004, a $4.6-million pre-tax gain was reported in “Other Charges” on the Statement of Consolidated Income.

Further discussion of CPR’s derivative instruments is provided under the heading “Financial Instruments” and the sub-heading “Interest Rate Swaps”.

•	Asset Retirement Obligations

Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110, “Asset Retirement Obligations”, to replace the current guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment”. The new standard requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations.

Net income increased by $0.4 million in the first quarter of 2004 as a result of adopting this accounting standard. There was no effect on net income in the first quarter of 2003.

•	Stock-based Compensation

In the fourth quarter of 2003, CPR adopted the fair value-based approach of the CICA’s Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company adopted the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003.

In the first quarter of 2004, “Compensation and Benefits” expense on the Statement of Consolidated Income increased $1.4 million, compared with an increase of $0.4 million in the same period of 2003.

Liquidity and Capital Resources

CPR believes that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations and planned growth, including the obligations identified in the tables under the heading “Contractual Commitments” and the sub-heading “Financial Commitments”. CPR is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes CPR’s indicators of liquidity and capital resources.

•	Operating Activities

Cash provided by operating activities was $102.6 million in the first quarter of 2004, an increase of $48.9 million from $53.7 million for the same quarter in 2003. The increase was due mainly to a smaller year-over-year change in working capital balances.

There are no specific or unusual requirements relating to CPR’s working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPR.

•	Investing Activities

Cash used in investing activities was $138.8 million in the first quarter of 2004, decreasing $41.3 million from $180.1 million in the same period of 2003. The decrease was due to fewer locomotive acquisitions and a lower U.S. foreign exchange rate in first-quarter 2004 than in 2003.

Capital spending in 2004 is projected to be $670 million to $710 million for track projects and locomotive and freight car acquisitions. CPR is financing the locomotives with new debt and other capital acquisitions will be financed with cash from operations.

•	Financing Activities

Cash provided by financing activities was $162.3 million in the first three months of 2004, a decrease of $184.9 million from $347.2 million in the same quarter of 2003. The decrease was due to a lower issuance of debt in 2004, as described below, compared with the issue of 5.75% US$250 million Medium Term Notes in 2003.

CPR completed one secured notes offering in the first quarter of 2004 – 5.41% US$145 million issued March 2004, maturing March 2024, to fund the acquisition of locomotives.

In the first quarter of 2004, CPR accelerated its commitment to acquire approximately $71 million of equipment in the current year. The equipment is expected to be acquired through an operating lease during the second quarter of 2004.

In the first quarter of 2004, the Company made a commitment to enter into a long-term operating lease to acquire 25 new locomotives. CPR expects to take delivery of these locomotives in the fourth quarter of 2004.

CPR has available, as sources of financing, credit facilities of up to $504.6 million. CPR believes it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.

CPR filed a preliminary US$750-million U.S. base shelf prospectus with the U.S. Securities and Exchange Commission in April 2004 to provide the financial flexibility to offer for sale debt securities,

but at the present time does not have any immediate plans to issue debt. Management expects to file the final prospectus in May 2004.

In the first quarter of 2004, CPR’s net-debt to net-debt-plus-equity ratio increased to 47.5%, compared with 46.5% at March 31, 2003. The increase is due to the total of increased debt and reduced cash balances being greater than the increase in Shareholders’ equity in the first quarter of 2004 compared with the same period in 2003. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the sum of net debt plus total shareholders’ equity as presented on CPR’s Consolidated Balance Sheet.

Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and will continue to manage the Company’s financial capital employed so that it retains solid investment-grade credit.

•	Free Cash

The Company generated negative free cash, after dividends, of $56.4 million in the first quarter of 2004, compared with negative free cash of $146.6 million in the same period of 2003. Free cash, after dividends, is calculated as cash provided by operating activities, less cash used in investing activities and dividends. The increase in free cash is due to a decrease in additions to capital assets and an increase in cash generated by operations.

CPR expects to have a moderately positive free cash balance in 2004, achieved mainly with higher earnings and lower pension contributions than in 2003.

Calculation of free cash	For the three months ended
(reconciliation of free cash to GAAP cash position)	March 31
(in millions)	2004	2003

Cash provided by operating activities	$102.6	$53.7
Cash used in investing activities	(138.8)	(180.1)
Dividends paid on common shares	(20.2)	(20.2)

Free cash (1)	(56.4)	(146.6)
Cash provided by financing activities, before dividend payment	182.5	367.4

Increase in cash, as shown on the Statement of Consolidated Cash Flows	126.1	220.8
Net cash at beginning of period	134.7	284.9

Net cash at end of period	$260.8	$505.7

(1)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

Balance Sheet

Assets totalled $10,240.7 million at March 31, 2004, compared with $9,956.7 million at December 31, 2003. The increase was due mainly to capital additions and a larger cash balance from the debt issuance during the first quarter of 2004.

CPR’s combined short-term and long-term liabilities were $6,578.0 million at March 31, 2004, compared with total liabilities of $6,302.1 million at December 31, 2003. The increase was due mainly to increases in long-term debt, as discussed in the section “Liquidity and Capital Resources” under the subheading “Financing Activities”.

At March 31, 2004, the Company’s Consolidated Balance Sheet reflected $3,662.7 million in equity, compared with equity balances of $3,654.6 million at December 31, 2003. The majority of the increase was due to CPR’s growth in retained income in the first quarter of 2004.

•	Share Capital

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At March 31, 2004, 158.7 million Common Shares and no Preferred Shares had been issued.

CPR also has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CPR shares. Each option granted can be exchanged for one Common Share. The maximum number of Common Shares approved for issuance under the MSOIP is 11.0 million. At March 31, 2004, 7.8 million of these options were outstanding.

In addition, CPR has a Directors’ Stock Option Plan (“DSOP”) under which members of CPR’s Board of Directors are granted options to purchase CPR shares. On July 21, 2003, as a result of a review of the Company’s compensation philosophy for its Board of Directors by external compensation consultants, the Board of Directors suspended all further grants of options under the DSOP. Each option granted can be exchanged for one Common Share. The maximum number of Common Shares approved for issuance under the DSOP is 500,000. Outstanding options granted prior to the suspension of the DSOP remain in effect with no amendments. At March 31, 2004, 160,000 of these options were outstanding.

•	Dividends

The following quarterly dividends of $0.1275 per Common Share have been declared by the Board of Directors:

Declaration Date	Record Date	Payment Date

December 4, 2001 (1)	December 27, 2001	January 28, 2002
February 19, 2002	March 27, 2002	April 29, 2002
April 12, 2002	June 27, 2002	July 29, 2002
July 22, 2002	September 27, 2002	October 28, 2002
December 2, 2002	December 27, 2002	January 27, 2003
February 18, 2003	March 28, 2003	April 28, 2003
April 28, 2003	June 27, 2003	July 28, 2003
July 21, 2003	September 26, 2003	October 27, 2003
December 10, 2003	December 24, 2003	January 26, 2004
February 19, 2004	March 26, 2004	April 26, 2004
April 20, 2004	June 25, 2004	July 26, 2004

(1)	First declared dividend following the initial listing of CPR’s Common Shares on the Toronto and New York stock exchanges in October 2001.

Financial Instruments

The Company’s policy is to not utilize derivative financial and commodity instruments for trading or speculative purposes. CPR’s policy with respect to hedging of risk exposure is to selectively reduce volatility associated with interest rates, foreign exchange fluctuations and fluctuations in the price of diesel fuel. A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. Further discussion of the Company’s financial instruments is provided under the heading “Foreign Exchange”, and under the sub-headings “Interest Rate Swaps” and “Crude Oil Futures” under the heading “Future Trends, Commitments and Risks”.

The Company enters into interest rate risk management transactions to manage exposure to fluctuations in interest rates, to protect against increases in interest rates in anticipation of future debt issuances, and to convert a portion of its fixed-rate long-term debt to floating-interest-rate debt. From time to time, the Company uses interest rate swaps, bond forwards and treasury locks as part of its interest rate risk management strategy.

Concurrent with the issuance of its 4.9% $350-million Medium Term Notes, CPR entered into cross-currency, fixed-to-floating interest rate swap agreements for the purpose of converting $105 million of fixed-rate debt to US$77.3 million of floating-rate U.S. dollar-denominated debt. Beginning January 1, 2004, management determined that these agreements no longer qualified for hedge accounting treatment under a new Canadian GAAP pronouncement, AcG 13. This accounting pronouncement is discussed further under the heading “Changes In Accounting Policy”. As a result, the Company recorded an unrealized gain on the Consolidated Balance Sheet for these swaps, which is being amortized over the life of the debt. The fair values of the swaps are revalued each quarter with the gains or losses included in income. At March 31, 2004, the Consolidated Balance Sheet included a deferred gain of $2.1 million in “Deferred Liabilities” and a deferred asset of $5.4 million in “Other Assets and Deferred Charges”. In the first quarter of 2004, the Statement of Consolidated Income included a reduction to “Interest Expense” of $0.8 million due to savings realized on these swaps. “Other Charges” on the Statement of Consolidated Income was reduced by an unrealized gain of $3.2 million and by $0.1 million from the amortization of the deferred gain.

CPR entered into six treasury rate locks totalling US$124 million to fix the benchmark interest rate on the 5.41% US$145-million secured notes offering, maturing in 2024. Upon termination of these locks in the first quarter of 2004, CPR realized a loss of $1.6 million, which is being deferred and amortized over the 20-year life of the existing financing.

CPR manages its exposure to changes arising from fluctuations in exchange rates between Canadian and U.S. dollars on future revenue streams by selling forward U.S. dollars at fixed rates in future periods. Management determined that these forward contracts do not qualify for hedge accounting treatment under the new Canadian GAAP pronouncement on hedge accounting. At March 31, 2004, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included a deferred asset of $0.2 million and “Other Charges” on the Statement of Consolidated Income included a realized gain of $1.1 million and an unrealized gain of $0.2 million for these treasury locks in the first three months of 2004.

At March 31, 2004, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included a loss of $20.8 million from an interest rate lock settled in 2003 on $200 million of long-term debt. This loss is being amortized over seven years, which is the term of the underlying debt. “Interest Expense” on the Statement of Consolidated Income included $0.9 million for amortization of this loss in the first quarter of 2004.

Off-balance Sheet Arrangements

At March 31, 2004, the Company did not have any off-balance sheet arrangements.

Contractual Commitments

The following table indicates CPR’s known contractual obligations and commitments to make future payments for contracts such as debt, capital lease arrangements and commercial commitments:

Contractual commitments
at March 31, 2004	Payments due by period
(in millions)	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years

Long-term debt	$3,204.1	$9.8	$288.0	$199.6	$2,706.7

Capital lease obligations	367.9	1.3	12.2	17.9	336.5

Operating lease obligations (1)	423.3	84.6	168.1	81.7	88.9

Supplier purchase obligations	688.3	103.2	146.3	130.8	308.0

Other long-term liabilities reflected on the Company’s balance sheet (2)	947.3	124.9	244.6	210.6	367.2

Total contractual obligations	$5,630.9	$323.8	$859.2	$640.6	$3,807.3

(1)	CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $81.4 million, primarily in 2006 and beyond. Management estimates that CPR will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.
(2)	Includes expected cash payments for restructuring, environmental remediation, post-retirement benefits and workers’ compensation benefits. Projected payments for post-retirement benefits and workers’ compensation benefits include the anticipated payments for years 2004 to 2013.

In the first quarter of 2004, the Company had the following material changes to its contractual commitments, other than in the ordinary course of business:

•	CPR financed the acquisition of locomotives with the US$145-million notes, discussed previously under the sub-heading “Financing Activities”. The Company previously had an operating lease for some of the locomotives. This transaction resulted in an increase to long-term debt of US$145 million and a reduction to operating lease obligations of $28 million.

•	CPR extended a lease for building space which resulted in an increase to operating lease obligations of $40 million.

Foreign Exchange

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced because more revenues than expenses are generated in U.S. dollars. The Company has arranged a significant portion of its long-term debt in U.S. dollars as a hedge against a stronger Canadian dollar, as the negative impact on operating income is largely offset by a reduction in U.S. dollar-denominated interest cost.

The Canadian dollar strengthened by approximately 16% year-over-year against the U.S. dollar in the first quarter of 2004 compared with the same quarter of 2003. The impact of this foreign exchange rate fluctuation on the Company’s financial results is reflected in the Statement of Consolidated Income and the Consolidated Balance Sheet.

Foreign Exchange Effect on Income Statement

The Company has U.S. dollar-denominated revenues and expenses in both its Canadian and foreign subsidiaries. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with all gains and losses included immediately in income. On average, a one-cent change in the Canadian dollar affects operating income by approximately $3.0 million.

Foreign Exchange Effect on Balance Sheet

U.S. dollar-denominated balance sheet accounts of the Canadian operations are translated into Canadian dollars at the period-end exchange rate for monetary items such as working capital, long-term debt and cash, and at historical exchange rates for non-monetary items. Unrealized gains and losses arising from the translation of the monetary items are included in income immediately in “Other Charges”, and as “Foreign Exchange Gains (Losses) on Long-Term Debt” for U.S. dollar-denominated long-term debt.

Translation of Foreign Subsidiaries’ Accounts

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the period-end exchange rate for assets and liabilities and the average exchange rates in effect during the period for revenues and expenses. Unrealized foreign exchange gains and losses arising from translation of foreign subsidiaries’ accounts are included as a separate component of “Shareholders’ Equity” on the Consolidated Balance Sheet. The Company has designated a portion of its U.S. dollar-denominated long-term debt in Canada as a hedge against its net investment in self-sustaining foreign subsidiaries. As such, gains and losses on translation of foreign subsidiaries’ accounts partially offset the foreign exchange gains and losses on U.S. dollar-denominated long-term debt held in Canada.

Business Risks and Critical Accounting Estimates

Future Trends, Commitments and Risks

The future trends, commitments and risks disclosed in CPR’s MD&A for the year ended December 31, 2003, remain substantially unchanged, except for the following recent developments:

Continuing cost-containment programs are vital to CPR achieving its financial performance targets. CPR plans to eliminate 330 positions in 2004 as a result of initiatives designed to achieve cost reductions through consolidation and rationalization of administrative functions, redesign of yard processes and more efficient maintenance of freight car and locomotive fleets. CPR will continue to selectively hire in specific areas of the business as required by growth or changes in traffic patterns.

CPR remains committed to maintaining its current high level of plant quality and renewing its franchise. At March 31, 2004, CPR had committed to future multi-year capital expenditures amounting to $499.0 million, which are expected to be financed by cash generated from operations.

Significant increases in rail traffic volumes have created infrastructure fluidity and capacity challenges for the entire North American rail sector. An unanticipated surge in bulk exports and container imports has created pressure on CPR’s delivery system to and from the Pacific Ocean. CPR is managing network fluidity and capacity by investing in new locomotives, replacing older freight cars with more efficient and higher-capacity freight cars, expanding network infrastructure capacity in strategic areas, and by hiring train crews. In addition, CPR is consulting with customers to determine the sustainability of the current high demand for rail service prior to committing to major investments in fixed infrastructure.

CPR is a certified carrier with the U.S. Customs and Border Protections’ (“CBP”) Customs - Trade Partnership Against Terrorism (“C-TPAT”) program and the Canada Border Services Agency’s (“CBSA”) Partners in Protection (“PIP”) program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security. CPR is also an approved carrier under CBSA’s Customs Self-Assessment (“CSA”) program.

CPR works closely with Canadian and U.S. customs officials and with other railways to ensure the safe and secure movement of goods between Canada and the U.S. In 2004, the Company anticipates the implementation of several regulatory security frameworks that will focus on the provision of advanced electronic cargo information. CPR is already fully automated with both CBSA and U.S. CBP and currently provides the shipment information electronically well in advance of border arrival.

Under the joint Declaration of Principles signed in April 2003, CPR committed to work with CBSA and CBP to install Vehicle and Cargo Inspection Systems (“VACIS”) at five of CPR’s border crossings. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments. Four of the VACIS systems are now fully operational, and the fifth installation is expected to be complete in 2005. This joint government-industry initiative is expected to enhance the security of U.S.-bound rail shipments while helping to ensure uninterrupted access to the U.S. market for CPR customers.

Train crew employees have elected the Teamsters Canada Rail Conference (“TCRC”) as their bargaining agent, replacing the Canadian Council of Railway Operating Unions (“CCROU”). CPR’s collective agreement with the CCROU expired on December 31, 2002. Previously suspended negotiations have resumed with the TCRC.

Negotiations with the Brotherhood of Maintenance of Way Employees (“BMWE”) have been delayed due to an attempt by another union to represent the BMWE membership. The Company’s collective agreement with the BMWE expired on December 31, 2003. At this time, management is unable to predict when bargaining may resume with the union, which represents employees who maintain CPR’s track.

Collective agreements with the Canadian Auto Workers (“CAW”), which represents employees who repair locomotives and freight cars, and the International Brotherhood of Electrical Workers (“IBEW”), which represents signal maintainers, expire at the end of 2004. Negotiations with the CAW and IBEW are expected to commence in September 2004.

The Province of British Columbia announced on November 25, 2003, its intention to sell most of the freight operations of BC Rail to Canadian National Railway Company. The sale is expected to be completed in the second quarter of 2004. The sale of BC Rail, which serves northern British Columbia, requires approval of the Competition Bureau. CPR is taking steps to protect its market position and presence in northern British Columbia and does not expect a material adverse impact to the Company should the sale be completed.

A seven-year, $200-million agreement reached with IBM Canada Ltd. in December 2003 to operate and enhance CPR’s computing infrastructure included a transfer of CPR’s existing computing assets to IBM. As part of the agreement, CPR’s data centre will be moved in phases to IBM, with completion of the move expected by the end of 2004. Approximately 100 CPR employees whose jobs were eliminated by the arrangement moved to positions with IBM, effective January 1, 2004. The agreement will add value over time and allow remaining information technology staff to focus on applications that improve efficiency and service.

Site investigation and characterization are ongoing at a U.S. location where environmental contamination has been identified at sites formerly leased to third parties by the Company. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program and the site is the subject of ongoing fieldwork, being undertaken in conjunction with the appropriate state authorities, to determine the extent and magnitude of the contamination and the appropriate remediation plan. At this time, the investigative fieldwork has not been completed, the extent and magnitude of the contamination have not yet been determined and, consequently, no remediation action plan has been developed. CPR has initiated civil litigation against its former lessees and expects to ultimately recover a substantial portion of its investigative and clean-up costs.

•	Financial Commitments

In addition to the financial commitments of the Company mentioned previously under the headings “Off-Balance Sheet Arrangements” and “Contractual Commitments”, the Company is party to certain other financial commitments discussed below.

Certain other financial commitments
at March 31, 2004	Amount of commitment per period
(in millions)	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years

Letters of credit	$313.6	$313.4	$0.2	$-	$-

Capital commitments (1)	499.0	164.5	92.2	54.3	188.0

Surety bonds	25.0	25.0	-	-	-

Offset financial liability	152.7	152.7	-	-	-

Sale of accounts receivable	120.0	120.0	-	-	-

Interest rate swaps on long-term debt – unrealized gain	(16.5)	(16.5)	-	-	-

Crude oil futures – unrealized gain	(33.4)	(33.4)	-	-	-

Total commitments	$1,060.4	$725.7	$92.4	$54.3	$188.0

(1)	The Company has several contracts outstanding with termination payments ranging from $nil to $26.4 million per contract, and resulting in a minimum exposure of $4.3 million and a maximum exposure of $28.7 million, depending on the date of termination. These contracts terminate between 2006 and 2013.

Letters of Credit and Surety Bonds

Letters of credit and surety bonds are obtained mainly to provide security to third parties as part of agreements. The Company is liable for these contract amounts in the case of non-performance under third-party agreements. As a result, CPR’s available line of credit is adjusted for the contract amounts currently included within CPR’s revolving credit facility.

Capital Commitments

The Company is obligated to make various capital purchases for track programs, locomotive acquisitions and overhauls, and freight car and land purchases. At March 31, 2004, CPR had multi-year capital commitments of $499.0 million, mainly for locomotive overhaul agreements, in the form of signed contracts or letters of intent. Payments for these commitments are due in 2004 through 2018.

Offset Financial Liability

The Company entered into a bank loan to finance the acquisition of certain equipment. At March 31, 2004, the loan had a balance of $156.8 million, which was offset by a financial asset of $152.7 million with the same financial institution. The remainder is included in “Long-Term Debt” on CPR’s Consolidated Balance Sheet.

Sale of Accounts Receivable

CPR sold a portion of its accounts receivable to a financing institution in order to raise funds through the monetization of receivables. At March 31, 2004, the receivables sold amounted to $132 million under a securitization program that involves the non-recourse sale of accounts receivable on a revolving basis. Cash proceeds on this revolving arrangement affecting receivables were $120 million, with $12 million having been held back as a reserve to be released to the Company upon termination of the agreement.

The Company uses this arrangement as a cost-efficient secondary source of financing for its operations. Charges related to this agreement, included in “Other Charges” on CPR’s Statement of Consolidated Income, amounted to $0.9 million in the first quarter of 2004, compared with $1.0 million for the same period of 2003.

The program is subject to standard reporting and credit-rating requirements and includes provisions such as the revolving transfer of receivables satisfying certain pre-established criteria such as an acceptable credit standing. Failure to comply with these provisions would trigger termination of the program. In the event the program is terminated prior to maturity, CPR expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The securitization program will expire in August 2004. The Company is currently evaluating the program in the context of its overall financing plan to determine whether it will renew or replace the program upon its expiry.

Interest Rate Swaps

The Company has entered into fixed-to-floating interest rate swap agreements totalling US$150 million, to convert a portion of its US$400-million 6.25% Notes to floating-rate debt. CPR pays an average floating rate that fluctuates quarterly based on the London Interbank Offered Rate (LIBOR). These swaps expire in 2011 and are accounted for using hedge accounting treatment. During the first three months of 2004, savings from these swaps reduced “Interest Expense” on the Statement of Consolidated Income by $1.4 million.

The unrealized gain shown in the “Certain Other Financial Commitments” table was calculated based on the fair value, at March 31, 2004, of the swaps or locks that are not recorded at their fair value on the Consolidated Balance Sheet. Swap, currency and basis spread curves from Reuters.com were utilized to establish the fair market value of the swaps. Values may vary marginally due to either the terms of the contract or because of minor variations in the time of day when the data was collected.

Crude Oil Futures

CPR sells and purchases crude oil futures to hedge its exposure against the possibility of fuel price increases. The Company’s exposure is represented by the unrealized gains or losses on these futures.

The unrealized gain shown in the “Certain Other Financial Commitments” table was calculated based on the fair value of the futures, which was the market settle price of West Texas Intermediate (“WTI”) on the New York Mercantile Exchange (“NYMEX”) at March 31, 2004. Fair market value of collars is included in the calculation of the unrealized gain or loss if the weighted average future settle price is greater than the ceiling price or less than the floor price of the collars. At March 31, 2004, the price of WTI was greater than the ceiling price of the collars. As a result, the gains associated with the collars have been included in the unrealized gain. No unrealized gains or losses have been included in the Statement of Consolidated Income or the Consolidated Balance Sheet.

In the first quarter of 2004, fuel expense was reduced by $6.4 million as a result of gains and losses arising from settled futures and collars.

For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8.5 million, assuming a U.S. foreign exchange rate of $1.33. The Company has fuel hedges for approximately 23% of its fuel purchases for the balance of 2004, representing unrealized gains of $17.8 million.

•	Pension Plan Deficit

The deficit of the Company’s defined benefit pension plans was $753.7 million at December 31, 2003. The Company complies with the applicable funding requirements, which are federally regulated. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate bonds. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, every 1.0 percentage point the actual discount rate varies above (or below) the estimated discount rate can cause the deficit to decrease (or increase) by approximately $600 million. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $60 million. There would eventually be significant increases to funding and pension expense if current conditions persist.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. The Company will continue to make contributions towards this deficit that, as a minimum, meet requirements as prescribed by the Pension Benefits Standards Act for Canadian-registered plans and the Employee Retirement Income Security Act for U.S.-registered plans. CPR estimates that it will be required to contribute $122 million in 2004. In the first quarter of 2004, contributions of $15.3 million were made.

The last actuarial valuation of CPR’s main pension plan was completed as at January 1, 2002. The Company is currently undergoing an updated actuarial valuation of this plan as at January 1, 2004, which will be completed in June 2004. The Company took into account the estimated impact of this valuation, along with other factors, in deriving the expected funding contribution of $122 million in 2004. While a similar level of contribution is expected for 2005, the actual amount required to be contributed will depend on CPR’s actual experience in 2004 with such variables as investment returns, interest rate fluctuations and demographic changes.

•	Restructuring

In the second quarter of 2003, CPR announced a restructuring program to eliminate 820 job positions: 370 in 2003, 330 in 2004 and 120 in 2005. CPR eliminated 360 positions by the end of 2003 and 35 positions in the first quarter of 2004.

Productivity improvements stemming from eliminating these job positions are expected to reduce compensation and benefits expense by approximately $37 million in 2004, $53 million in 2005 and $56 million in future years, compared with compensation and benefits expense in 2002. Job reductions associated with the restructuring program contributed $7 million in savings in the first quarter of 2004.

Cash payments for the elimination of these positions are expected to be $45 million in 2004, $19 million in 2005, $17 million in 2006 and a total of $28 million in the remaining years to 2009. CPR expects to fund these payments from general operations.

The restructuring liabilities also include residual payments to protected employees for previous restructuring plans that are substantially complete. These payments are expected to continue in decreasing amounts until 2025 and will be funded from CPR’s general operations.

Cash payments in first-quarter 2004 related to severance under all restructuring initiatives and CPR’s environmental remediation program, described in this MD&A under the subheading “Critical Accounting Estimates”, amounted to $18.5 million, compared with $22.1 million in 2003. The total accrued restructuring and environmental liability at March 31, 2004, was $449.5 million, of which $115.3 million is included in current liabilities.

At March 31, 2004, CPR’s labour liabilities totalled $346.8 million, compared with $289.7 million at March 31, 2003. Payments in first-quarter 2004 relating to these liabilities were $16.7 million, compared with $19.6 million in the same period of 2003.

Also included in the restructuring liabilities are accruals for costs associated with the rental of properties no longer being used by the Company. Cash payments for these liabilities are anticipated to be $2.7 million for the remainder of 2004, and $0.3 million annually thereafter until 2009. In the first quarter of 2004, payments relating to these liabilities were $0.3 million.

At March 31, 2004, total restructuring liabilities were $355.7 million, compared with $304.0 million at March 31, 2003. In the first quarter of 2004, payments made for all restructuring liabilities amounted to $17.0 million, compared with payments of $20.9 million for the first quarter of 2003.

Critical Accounting Estimates

To prepare financial statements that conform with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Using the most current information available, management reviews its estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes and legal and personal injury liabilities.

The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

The critical accounting estimates disclosure in CPR’s MD&A for the year ended December 31, 2003, remain substantially unchanged, except for the following recent developments:

•	Environmental Liabilities

Management estimates the probable costs to be incurred in the remediation of property sites contaminated by past railway use. Sites are screened and classified according to typical activities and scale of operations conducted, and remediation strategies are developed for each property based on the nature and extent of the contamination as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. Management also considers available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. CPR is committed to fully meeting its regulatory and legal obligations with respect to environmental matters.

At March 31, 2004, the accrual for environmental remediation amounted to $93.8 million, of which the long-term portion amounting to $78.1 million was included in deferred liabilities and the short-term portion amounting to $15.7 million was included in accrued liabilities. Total payments in the first three months of 2004 were $1.5 million. The U.S. dollar-denominated portion of the liability was affected by FX, resulting in an increase in environmental liabilities of $0.5 million in first-quarter 2004. Costs incurred under CPR’s environmental remediation program are charged against the accrual.

•	Pensions and Other Benefits

The Company has defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers’ compensation benefits. Workers’ compensation benefits are included in the “Legal and Personal Injury Liabilities” section of this MD&A. Pension, post-retirement and workers’ compensation liabilities are subject to various external influences and uncertainties, as described under the sub-heading “Pension Plan Deficit”.

Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) are included in “Compensation and Benefits” in CPR’s Statement of Consolidated Income. For the three months ended March 31, 2004, pension expense was $8.8 million, consisting of defined benefit pension expense of $8.0 million plus defined contribution pension expense (equal to contributions) of $0.8 million. Post-retirement benefits expense in the first quarter of 2004 was $10.4 million, resulting in combined pension and post-retirement benefits expenses of $19.2 million for the quarter.

On CPR’s March 31, 2004 Consolidated Balance Sheet, the provision for prepaid pension costs and other benefits (excluding workers’ compensation benefits) accruals totalled $565.2 million. “Other Assets and Deferred Charges” include prepaid pension costs of $702.6 million offset by accrued pension costs of $2.3 million and post-retirement benefits accruals of $130.4 million included in “Deferred Liabilities”, and post-retirement benefits accruals of $4.7 million included in “Accounts Payable and Accrued Liabilities”.

•	Property, Plant and Equipment

CPR follows the group depreciation method and depreciates the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group.

CPR undertakes regular depreciation studies to establish the estimated useful life of each property group. These studies establish the weighted average estimated useful life by property group, taking into consideration current and historical information about the asset lives. Considerations include but are not limited to: historical useful lives of similar assets; historical incidence of early retirements (e.g. as a result of train accidents); anticipated future uses of assets; and net salvage values at retirement.

Regulatory standards in Canada require depreciation studies to be completed and submitted for approval at least every seven years. Standards in the U.S. require studies to be completed and submitted for approval every three years for equipment and every six years for track.

In the first quarter of 2004, the Company adopted the new Asset Retirement Obligations accounting standard, discussed previously under the sub-heading “Asset Retirement Obligations”. This standard does not allow the Company’s previous practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when the removal costs are not legal obligations. Adopting this standard retroactively resulted in a decrease in depreciation expense of $2.2 million in the first quarter of 2004 and $2.6 million in first-quarter 2003.

The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged by the Company and the amount of accumulated depreciation recorded as a component of “Net Properties” on CPR’s Consolidated Balance Sheet. Depreciation expense relating to properties amounted to $99.6 million in the first three months of 2004. At March 31, 2004, accumulated depreciation was $4,399.3 million.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and are dealt with prospectively by amending depreciation rates. It is anticipated that there will be changes in the weighted average useful life and salvage estimates for each property group as assets are acquired, used and retired. Significant changes in either the useful lives of properties or the salvage assumptions could result in material changes to depreciation expenses.

CPR is currently undergoing a depreciation review of certain track related properties in 2004 that could result in changes to the estimated useful lives and salvage rates of these assets. Management anticipates that the results of these reviews will increase depreciation expense by approximately $20 million in 2004, compared with 2003. In the first quarter of 2004, $5 million was recorded for these depreciation revisions.

•	Future Income Taxes

In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters, including estimating the timing of the realization and settlement of future income tax assets (including the benefit of tax losses) and liabilities. Future income taxes are calculated using the current substantively enacted federal and provincial future income tax rates, which may differ in future periods.

Future income tax expense totalling $16.0 million was included in income taxes for the first quarter of 2004. At March 31, 2004, future income tax liabilities of $1,305.3 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $87.2 million realizable within one year were recorded as a current asset. The Company believes that its future income tax provisions are adequate.

Future income tax expense and liability were adjusted by $52.7 million in the fourth quarter of 2003 to reflect the new Government of Ontario income tax rates, and by $59.3 million as a result of the revaluation of several components of the future income tax liability.

•	Legal and Personal Injury Liabilities

CPR and its subsidiaries are involved in litigation in both Canada and the U.S. related to their businesses. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims, certain occupation-related claims and claims relating to property damage.

Provisions for incidents, claims and litigation charged to income are included in “Purchased Services and Other” on CPR’s Consolidated Statement of Income and amounted to $23.3 million in the first quarter of 2004.

Accruals for incidents, claims and litigation, including WCB accruals, totalled $173.0 million, net of insurance recoveries, at March 31, 2004. The total accrual includes: $102.3 million in “Deferred Liabilities” and $110.3 million in “Accounts Payable and Accrued Liabilities”, offset by $31.3 million in “Other Assets and Deferred Charges” and $8.3 million in “Accounts Receivable”.

Systems, Procedures and Controls

Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by management is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit, Finance and Risk Management Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

Forward-Looking Information

This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the most recent crop year, after a period of significant drought-induced decline. However, factors over which CPR has no control, such as weather conditions and insect populations, affect crop production and yield in CPR’s grain collection areas. Fuel prices also remain uncertain, as they are influenced by many factors, including worldwide oil demand, international politics, and the ability of major oil-producing countries to comply with agreed-upon production quotas.

The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unpredictable, as the value of the Canadian dollar is affected by a number of domestic and international factors, including, among other things, economic performance and government monetary policy.

There is also continuing uncertainty with respect to security issues involving the movement of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.

New rules governing railway mergers were established by the U.S. Surface Transportation Board (“STB”) in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

In Canada, draft legislation prepared following the federal government’s 2001 review of the Canada Transportation Act (“CTA”) did not proceed when Parliament terminated its session in late 2003. The legislative review did affirm the importance of market forces in achieving a viable, sustainable rail industry. There are no proposed or draft bills on the horizon that would amend the CTA.

In addition to the foregoing general factors, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed elsewhere in this MD&A with the particular forward-looking statement in question.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, R.J. Ritchie, President and Chief Executive Officer of Canadian Pacific Railway Limited, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending March 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:	May 6, 2004

Signed:	R.J. Ritchie R.J. Ritchie President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, M.T. Waites, Executive Vice-President and Chief Financial Officer of Canadian Pacific Railway Limited, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending March 31, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:	May 6, 2004

Signed:	M.T. Waites M.T. Waites Executive Vice-President and Chief Financial Officer

Office of the Corporate Secretary
Suite 2000 Gulf Canada Square
401 – 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171 Fax (403) 319-6770

Canadian Pacific Railway

May 6, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Department of Government Services and Lands, Newfoundland and Labrador

EXHIBIT TO CANADIAN PACIFIC RAILWAY LIMITED CONSOLIDATED FINANCIAL STATEMENTS
FOR PERIOD ENDED MARCH 31, 2004

Pursuant to section 8.4 of National Instrument 44-102 Shelf Distributions, attached are updated earnings coverage calculations for the period ended March 31, 2004. This information is provided in connection with the filing by Canadian Pacific Railway Limited (“CPRL”) of its consolidated financial statements for the three months ended March 31, 2004, and in relation to the Medium Term Note program of Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, pursuant to a Short Form Prospectus relating to the offering of Medium Term Notes in an aggregate principal amount of up to $1,000,000,000 filed with Canadian securities regulatory authorities on May 28, 2002.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY

(signed) “Robert V. Horte”

Robert V. Horte
Corporate Secretary

UPDATED EARNINGS COVERAGE RATIOS

The following ratios are provided in connection with Canadian Pacific Railway Company’s continuous offering of Medium-Term Notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

Interest coverage ratios
(times)	March 31	December 31
	2004 (1)	2003 (1)

Interest coverage on long-term debt

Interest coverage on long-term debt before other specified items and foreign exchange on long-term debt	3.2	3.1

Interest coverage on long-term debt after other specified items and foreign exchange on long-term debt	2.6	3.0

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.4	2.5

After the effect of future income taxes	2.0	2.1

(1)	Effective January 1, 2004, CPRL adopted retroactively new accounting policies for asset retirement obligations and stock based compensation as prescribed by Canadian GAAP. The coverages have been calculated based on restated results for periods prior to January 1, 2004.

May 6, 2004

To the securities commission or similar authority
in each of the Provinces of Canada

Dear Sirs:

Canadian Pacific Railway

We are the auditors of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (the “Company”), and under date of February 6, 2004, reported to the shareholders on the following financial statements incorporated by reference in the Short Form Prospectus dated May 28, 2002 relating to the sale and issue of up to $1 Billion Medium Term Notes (Unsecured) by the Company:

•	Consolidated balance sheets as at December 31, 2003 and 2002; and
•	Consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2003.

The Short Form Prospectus also incorporates by reference the following unaudited interim financial statements:

•	Consolidated balance sheet as at March 31, 2004;
•	Statements of consolidated income, retained income and cash flows for the three-month periods ended March 31, 2004 and 2003.

We are advised by the Company and understand the Company is permitted under applicable securities laws and an exemption order issued by Canadian securities regulatory authorities to incorporate by reference, financial statements of CPRL in the prospectus in lieu of financial statements of the Company.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

We have not audited any financial statements of CPRL as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit for the year ended December 31, 2003, the purpose and therefore the scope of the audit, was to enable us to express our opinion on the consolidated balance sheets as at December 31, 2003 and 2002 and the statements of consolidated income, retained earnings and cash flows for each of the three years in the period ended December 31, 2003 but not on the financial statements for any interim period within those years or subsequent to them. Therefore, we are unable to and do not express an opinion on above-mentioned unaudited interim financial statements, nor on the financial position, results of operations or cash flows of CPRL as at any date or for any period subsequent to December 31, 2003.

We have, however, performed a review of the unaudited interim financial statements of CPRL as at March 31, 2004, and for the three-month period ended March 31, 2004 and 2003. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all-significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants